No securities regulatory authority has expressed an opinion about these securities and it is an offence to claim otherwise.

This short form prospectus constitutes a public offering of these securities only in those jurisdictions where they may be lawfully offered for sale and therein only by persons permitted to sell such securities in those jurisdictions.  The securities offered hereby have not been and will not be registered under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”), or any applicable state securities laws.  Accordingly, the securities offered hereby may not be offered or sold in the United States unless an exemption from such registration is available.  This short form prospectus does not constitute an offer to sell or a solicitation of an offer to buy any of the securities offered hereby within the United States.  See “Plan of Distribution”.

Information has been incorporated by reference in this prospectus from documents filed with securities commissions or similar authorities in Canada. Copies of the documents incorporated herein by reference may be obtained on request without charge from the Corporate Secretary of Esperanza Resources Corp. at Suite 501, 543 Granville Street, Vancouver, British Columbia, V6C 1X8, telephone (604) 685-2242, and are also available electronically at www.sedar.com.

SHORT FORM PROSPECTUS

NEW ISSUE

JUNE 20, 2012

ESPERANZA RESOURCES CORP.

27,214,700 Common Shares and 13,607,000 Common Share Purchase Warrants

on exercise or deemed exercise of 27,214,000 Special Warrants

This short form prospectus (the “Prospectus”) is being filed by Esperanza Resources Corp. (the “Company” or “Esperanza”) to qualify the distribution of 27,214,000 units (the “Units”) of the Company, each Unit being comprised of one common share (a “Unit Share”) in the capital of the Company and one-half of one common share purchase warrant (each whole warrant, a “Warrant”) upon the exercise or deemed exercise of 27,214,000 special warrants (the “Special Warrants”) of the Company. The Special Warrants were issued on May 24, 2012 (the “Closing Date”) on a private placement basis at a price of $1.25 per Special Warrant (the “Offering Price”) for aggregate gross proceeds of $34,017,500 (the “Offering”) pursuant to the terms of a Special Warrant Indenture dated May 24, 2012 (the “Special Warrant Indenture”) between the Company and Computershare Trust Company of Canada (the “Special Warrant Agent”) and an agency agreement dated May 24, 2012 (the “Agency Agreement”) between the Company and Cormark Securities Inc. and National Bank Financial Inc. (the “Co-Lead Agents”), Canaccord Genuity Corp. and Stonecap Securities Inc. (collectively with the Co-Lead Agents, the “Agents”). Each Warrant will entitle the holder thereof to purchase one common share (a “Warrant Share”) of the Company at a price of $1.80 at any time before 4:59 p.m. (Vancouver time) on May 24, 2017.  The Unit Shares and Warrants are collectively referred to in this Prospectus as the “Securities”.  The Offering Price was determined by arm’s length negotiation between the Company and the Co-Lead Agents, on behalf of the Agents.

The Special Warrants are not available for purchase pursuant to this Prospectus and no additional funds are to be received by the Company from the distribution of the Units upon the exercise of the Special Warrants.  There is currently no market through which the Special Warrants may be sold and none is expected to develop.

The outstanding common shares (the “Common Shares”) of the Company are listed for trading on the TSX Venture Exchange (the “TSXV”) under the symbol “EPZ”. On May 1, 2012, the last trading day before the announcement of the Offering, the closing price of the Common Shares on the TSXV was $1.40. The TSXV has approved the Offering, including the listing of the Unit Shares and Warrant Shares.  The TSXV has conditionally approved the listing of the Warrants.  Listing of the Warrants is subject to the Company fulfilling all of the listing requirements of the TSXV.

	Price to the Public(1)	Agents’ Fee(2)	Net Proceeds to the Company(3)(4)
Per Special Warrant	$1.25	$0.075	$1.175
Total	$34,017,500	$2,039,550	$31,977,950

(1)

See “Plan of Distribution”.

(2)

In consideration for the services rendered by the Agents in connection with the Offering, the Company paid to the Agents an aggregate cash fee of $2,039,550 (the “Agents’ Fee”), representing 6% of the gross proceeds of the sale of the Special Warrants, excluding the subscription by William Pincus, the Chairman of the Company, for 20,000 Special Warrants.

(3)

After deducting the Agents’ Fee, but before deducting the expenses of the Offering, including the preparation and filing of this Prospectus, which expenses are estimated to be $400,000 and which will be paid from the net proceeds of the Offering.

(4)

The distribution of the Units upon exercise or deemed exercise of the Special Warrants will not result in any proceeds being received by the Company.

Each Special Warrant that has not been previously exercised will be deemed to be automatically exercised on behalf of, and without any further action or payment required on the part of, the holder thereof at 4:59 p.m. (Vancouver time) on the earlier of (the “Automatic Exercise Date”): (i) the third business day after the date a receipt (a “Receipt”) is issued for a final short form prospectus qualifying the distribution of the Unit Shares and the Warrants by the securities regulatory authorities in each of the Qualifying Jurisdictions (the “Qualification Date”); and (ii) September 25, 2012. See “Plan of Distribution” and “Description of Securities Distributed”.

In the event that the Qualification Date has not occurred on or before August 7, 2012 (the “Qualification Deadline”), each Special Warrant shall thereafter entitle the holder to receive upon exercise, for no additional consideration (the “Penalty Provision”), 1.05 Unit Shares (instead of one Unit Share) (the additional 0.05 Unit Shares are collectively referred to herein as the “Penalty Shares”) and 0.525 of one Warrant (instead of 0.5 of one Warrant) (the additional 0.025 Warrants are collectively referred to herein as the “Penalty Warrants”). This Prospectus also qualifies the distribution of up to 1,360,700 Penalty Shares and 680,350 Penalty Warrants issuable pursuant to the Penalty Provision, if applicable, for a total of up to 28,574,700 Unit Shares and 14,287,350 Warrants. Unless the context otherwise requires, all references herein to the “Offering”, “Units”, “Unit Shares”, “Warrants”, “Warrant Shares” and “Securities” shall include any Penalty Shares and Penalty Warrants that may be issued in connection with the Penalty Provision.  See “Plan of Distribution”.  In the event that the Company has not obtained the Receipt prior to the Qualification Deadline, it has agreed with the Agents to continue to use its best efforts to obtain the Receipt as soon as possible following the Qualification Deadline and prior to September 25, 2012.

The Company has not authorized anyone to provide purchasers with information different from that contained or incorporated by reference in this Prospectus. An investment in the Company is speculative and involves significant risks that should be carefully considered.  See “Cautionary Statement Regarding Forward-Looking Information” and “Risk Factors”.

In the event that a holder of Special Warrants exercises such securities prior to the Automatic Exercise Date, the Unit Shares and Warrants issued upon exercise of such Special Warrants will be subject to statutory hold periods under applicable securities legislation and shall bear such legends as required by securities laws.

The Offering was conducted through the book based system and the Special Warrants (other than those issued to U.S. purchasers and certain foreign purchasers who received definitive certificates) were issued in registered form to CDS Clearing and Depository Services Inc. (“CDS”) and deposited with CDS on the Closing Date. The Unit Shares and Warrants issued upon exercise or deemed exercise of the Special Warrants will also be held by CDS and a purchaser of the Special Warrants (other than U.S. purchasers and the foreign purchasers who received definitive certificates) will not receive definitive certificates representing the Unit Shares and Warrants. See “Plan of Distribution”.

The Company’s head and registered office is located at Suite 501, 543 Granville Street, Vancouver, British Columbia, V6C 1X8, telephone (604) 685-2242.

TABLE OF CONTENTS

CURRENCY

1

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING INFORMATION

1

DOCUMENTS INCORPORATED BY REFERENCE

2

SUMMARY DESCRIPTION OF BUSINESS

3

CERRO JUMIL PROJECT

3

DESCRIPTION OF SECURITIES BEING DISTRIBUTED

22

CONSOLIDATED CAPITALIZATION

23

USE OF PROCEEDS

23

PRIOR SALES

25

TRADING PRICE AND VOLUME

25

PLAN OF DISTRIBUTION

26

CANADIAN FEDERAL INCOME TAX CONSIDERATIONS

27

ELIGIBILITY FOR INVESTMENT

29

RISK FACTORS

29

INTEREST OF EXPERTS

35

STATUTORY RIGHTS OF WITHDRAWAL AND RESCISSION

35

CONTRACTUAL RIGHT OF RESCISSION

35

AUDITOR’S CONSENT

37

CERTIFICATE OF THE COMPANY

C-1

CERTIFICATE OF THE AGENTS

A-1

CURRENCY

References in this Prospectus to “$” are to Canadian dollars and to US$ are to United States dollars. On June 19, 2012, the Bank of Canada noon rate of exchange was US$1.00 = $1.0178.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING INFORMATION

Certain information contained in this Prospectus and the documents incorporated by reference herein constitutes “forward-looking information”, which is information regarding possible events, conditions or results of operations that is based upon assumptions about future economic conditions and courses of action. All information other than statements of historical fact may be forward-looking information. In some cases, forward-looking information can be identified by the use of words such as “seek”, “expect”, “anticipate”, “budget”, “plan”, “estimate”, “continue”, “forecast”, “intend”, “believe”, “predict”, “potential”, “target”, “may”, “could”, “would”, “might”, “will” and similar words or phrases (including negative variations) suggesting future outcomes or statements regarding an outlook. Forward-looking information in this Prospectus and the documents incorporated by reference herein includes, but is not limited to: information about the Company’s exploration and development activities, including information regarding the Company’s mineral projects, the Company’s exploration and development plans, including anticipated costs and timing thereof and anticipated time to production, and expectations regarding estimated annual production and mine life; the Company’s plans for growth through future acquisitions, exploration activities, earn-ins or otherwise; and expectations regarding future tax assets, and working capital requirements and availability.

Forward-looking information involves known and unknown risks, uncertainties and other factors which may cause actual results, performance or achievements, or industry results, to differ materially from those anticipated in such forward-looking information. The Company believes the expectations reflected in such forward-looking information are reasonable, but no assurance can be given that these expectations will prove to be correct and you are cautioned not to place undue reliance on forward-looking information contained herein. Forward-looking information in this Prospectus is based on factors and assumptions regarding, amongst other things: global metal prices not falling significantly, the Company being able to secure additional financing to continue its exploration and development activities, there being no significant changes in the ability of the Company to comply with environmental, safety and other regulatory requirements, the Company being able to obtain regulatory approvals (including licenses and permits) and being able to do so in a timely manner, the absence of any adverse changes in governmental legislation, permitting or the socio-economic conditions in the surrounding area to the Company’s operations and that key personnel will continue their employment with the Company. The Company considers the factors and assumptions on which this forward-looking information is based to be reasonable at the time it was prepared, but cautions readers that such assumptions may ultimately prove to be incorrect.  Some of the risks and other factors which could cause actual results to differ materially from those expressed in the forward-looking information contained in this Prospectus and the documents incorporated by reference herein include, but are not limited to: market price of securities; dependence on one material mineral project; uncertainty of mineral resource estimates; uncertainty of inferred mineral resources; lack of mineral reserves; risks related to title to properties; risks related to permits and licenses; risks related to inadequate infrastructure; risks related to foreign operations; government regulation; risks related to surface rights; environmental risks and other hazards; commodity price fluctuations; risks relating to the global economy; unsuccessful exploration efforts; obtaining mining access to certain claim areas; mineral prices may not support corporate profit for the Company; the Company is dependent upon public and private distributions of equity to obtain capital in order to sustain operations; insufficient capital to meet all environmental regulations associated with the exploration programs of the Company; operating hazards and risks associated with the mining industry; dependence on key personnel; dilution of shareholders; the risk that the Company may not be able to satisfy all of its commitments on option agreements to acquire mineral properties; political and foreign currency risks; environmental regulations; competition from other exploration and mining companies; and other factors contained in the section of this Prospectus entitled “Risk Factors” and in the Form 20-F (as defined below).

Although the Company has attempted to identify important factors that could cause actual results or events to differ materially from those described in the forward-looking information, you are cautioned that this list is not exhaustive and there may be other factors that the Company has not identified. Furthermore, the Company undertakes no obligation to update or revise any forward-looking information included in, or incorporated by reference in, this Prospectus if these beliefs, estimates and opinions or other circumstances should change, except as otherwise required by applicable law.

DOCUMENTS INCORPORATED BY REFERENCE

Information has been incorporated by reference in this Prospectus from documents filed with securities commissions or similar regulatory authorities. The Company is permitted to “incorporate by reference” such information, which means that the Company can disclose important information to you by incorporating certain documents into this Prospectus. Information that is incorporated by reference is an important part of this Prospectus. Copies of the Company’s documents incorporated by reference may be obtained on request without charge from the Corporate Secretary of Esperanza by telephone (604) 685-2242, and are also accessible at www.sedar.com.

The following documents of the Company, which have been filed with the applicable securities commissions or similar regulatory authorities, are incorporated by reference into this Prospectus:

•

the Form 20-F – Annual Report for the fiscal year ended December 31, 2011 (the “Form 20-F”);

•

the audited consolidated financial statements as at and for the years ended December 31, 2011 and 2010, together with the auditor’s report thereon and the notes thereto;

•

the management’s discussion and analysis for the year ended December 31, 2011;

•

the unaudited condensed consolidated interim financial statements as at and for the period ended March 31, 2012, together with the notes thereto;

•

the management’s discussion and analysis for the period ended March 31, 2012;

•

the management information circular dated May 8, 2012 in respect of the Company’s annual general meeting of shareholders held on June 12, 2012;

•

the material change report dated May 8, 2012 announcing changes to the Company’s officers and Board of Directors and the proposed Offering;

•

the material change report dated May 24, 2012 announcing the closing of the Offering; and

•

the material change report dated June 18, 2012 announcing the approval of all matters of business at the Company’s annual general meeting of shareholders held on June 12, 2012 and the grant of stock options and restricted share units.

Any material change reports (excluding confidential material change reports), annual information forms, interim consolidated financial statements and related management’s discussion and analysis, annual audited consolidated financial statements (including the independent auditor’s report thereon) and related management’s discussion and analysis, business acquisition reports, information circulars and certain other disclosure documents, of the type referred to in section 11.1 of Form 44-101F1, filed by the Company with any securities commissions or similar regulatory authority in Canada after the date of this Prospectus and prior to the termination of the distribution of the Unit Shares and Warrants are deemed to be incorporated by reference into this Prospectus.

Any statement contained in a document incorporated or deemed to be incorporated by reference in this Prospectus is deemed to be modified or superseded, for purposes of this Prospectus, to the extent that a statement contained in this Prospectus or in any other subsequently filed document which also is or is deemed to be incorporated by reference in this Prospectus modifies or supersedes such statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of a modifying or superseding statement will not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded will not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

SUMMARY DESCRIPTION OF BUSINESS

Corporate Structure

The Company was formed by the amalgamation under the Company Act (British Columbia) (the “Company Act”) on December 1, 1990 of Magellan Resources Corp. (“Magellan”), Goldsil Resources Ltd. (“Goldsil”) and International Mahogany Corp. (“Mahogany”) into one company known as International Mahogany Corp.

Magellan was incorporated under the Company Act on May 4, 1983. Goldsil was incorporated under the Company Act on May 18, 1983. Mahogany was incorporated under the Company Act on March 17, 1980 as Mahogany Mining Company Ltd. and changed its name to Mahogany Mineral Resources Inc. on November 10, 1981. On July 7, 1987 Mahogany amalgamated with Canadian Premium Resource Corporation into one company known as Mahogany Mineral Resources Inc. On September 8, 1988 Mahogany changed its name to International Mahogany Corp.

Effective June 2, 2000 the Company consolidated its common shares on the basis of 10 old shares for one new share and the name of the Company was changed to Reliant Ventures Ltd. On May 29, 2003 the name of the Company was changed to Esperanza Silver Corporation.  On July 19, 2010, the Company changed its name to Esperanza Resources Corp.

The Company has wholly-owned subsidiary companies located in Mexico (Esperanza Silver de Mexico, S.A. de C.V. (“ESM”)), Peru (Esperanza Silver Peru S.A.C.), British Virgin Islands (Esperanza Exploration (BVI) Inc.) and Colorado (Esperanza Services, Inc.).

Description of the Business

The Company is principally engaged in the acquisition and exploration of mineral properties.  There are currently no mineral reserves on any of the Company’s properties and the Company does not have any commercially producing mines or sites. The Company has not reported any revenue from operations since incorporation and, as such, the Company is an exploration-stage company.

The Company’s principal asset is the 100%-owned Cerro Jumil Project. The Cerro Jumil Project does not have any mineral reserves and the work being done by the Company is exploratory in nature.  The Cerro Jumil Project was acquired from Recursos Cruz del Sur S.A. de C.V. (“Recursos”). The Company entered into an option agreement on May 7, 2003, as amended, pursuant to which it acquired a 100% ownership interest in the Cerro Jumil Project, subject to a 3% net smelter return royalty to Recursos, by making cash payments totalling US$497,375, issuing 630,000 common shares and completing US$200,000 in expenditures in the initial two years of the option.

CERRO JUMIL PROJECT

Unless otherwise indicated, information of a technical or scientific nature related to the Cerro Jumil Project contained in this Prospectus is summarized or, in certain instances, extracted directly from the Preliminary Economic Assessment on the Cerro Jumil Project dated September 13, 2011, as amended on January 13, 2012, prepared by Dean D. Turner, P.Geo., Thomas Dyer, P.E., Doug K. Maxwell, P.E., Charlie Khoury, P.E. and Ernest T. Shonts Jr., P.E. (the “PEA”).  The PEA was prepared in accordance with National Instrument 43-101 - Standards of Disclosure for Mineral Projects (“NI 43-101”) and the summary below in subject to all of the assumptions, qualifications and procedures set out in the PEA and is qualified in its entirety by reference to the full text of the PEA.  For full technical details, reference should be made to the complete text of the PEA which has been filed with the applicable regulatory authorities and is available under the Company’s profile on SEDAR at www.sedar.com.

Project Description and Location

The Cerro Jumil Project, centered at 18˚46’ N, 99˚16’ W, is located 80 km south of Mexico City and 12 km from Cuernavaca in the State of Morelos. The property is 3 km from a paved road and is easily accessible year round.

Cerro Jumil Location Map

The property consists of the La Esperanza (437 hectares), Esperanza II (1,270 hectares), Esperanza III (1,359 hectares), Esperanza IV (1,338 hectares), and Esperanza V (278 hectares), Esperanza VI (9,704 hectares), and Esperanza VII (639 hectares) mining concessions.

The mining concessions are subject to the payment of taxes, nominal work requirements, and are effective so long as the necessary payments are made on an annual basis until the anniversary dates of issuance of the concessions in 2052, 2053, 2056, 2058, and 2059, respectively (Table 1). Concession taxes have been paid up to December 2011 and sufficient assessment work has been done to hold the concessions for several years.

Table 1 - Cerro Jumil Mining Concessions

Mining Concession	Title No.	Area (Hectares)	Title Validity
			Issued	Expires
Esperanza	215624	437	5 March 2002	4 March 2052
Esperanza II	220742	1,270	30 September 2003	29 September 2053
Esperanza III	228265	1,359	20 October 2006	19 October 2056
Esperanza IV	231734	1,338	15 April 2008	14 April 2058
Esperanza V	234011	278	15 May 2009	14 May 2059
Esperanza VI	234755	9,704	11 August 2009	10 August 2059
Esperanza VII	234784	639	14 August 2009	13 August 2059

The community of Tetlama owns the surface rights as both individual ownership lots and common lots. An agreement has been signed (July 2011) with the community which allows ESM to carry out physical work on the land in the Cerro Jumil area for a period of two years (July 2013). There are no residences on the concessions in the area where project work is being undertaken.

The area where all exploration has been undertaken includes moderate to rugged terrain consisting of small trees and locally dense vegetation. Consultores Ambientales Asociados (“CAA”) compiled environmental impact data that is being used to change the land use status to mining. The UN conducted a site inventory of possible archaeological artifacts in the 1960s and identified ruins on the top of Cerro El Jumil. This small area currently has restrictions for new road construction applied to it as determined by the Instituto Nacional de Antropología e Historia (“INAH”). The restrictions do not affect exploration work in the concession area, as the mining concessions are located east of the Xochicalco archaeological site.

There are three historic sanitary landfill sites within the mining concessions that were used by the city of Cuernavaca and surrounding communities. Two landfill sites have been reclaimed, capped, and closed for several years. The other site is currently inactive. CAA noted several environmental problems regarding contamination from the landfill areas including oil seepage. Local municipalities are responsible for reclamation and subsequent environmental remediation of the landfill. There are no other known potential environmental liabilities.

Permits to carry out work programs are issued by the Secretaría de Medio Ambiente y Recursos Naturales (“SEMARNAT”). Four separate permits have been issued for drill programs including one by Teck Cominco Ltd. (“Teck”) in September 1997 and four by ESM during July 2004, November 2005, October 2009, and September 2010. The current permit is valid through 2012. It is likely that a new exploration permit will be required to complete some of the additional geotechnical drilling that has been proposed.

Accessibility, Climate, Local Resources, Infrastructure and Physiography

Access to the property is by paved road to 7 km north of Alpuyeca along Morelos Highway 95 to where a dirt road turns off to the landfill, and then continues 2.75 km onto the property. The road is passable year round by two-wheel drive vehicles.

Climatic conditions are temperate and conducive to working the project throughout the year. There is a rainy season that extends from June to September, which can create difficult access on unimproved roads. Vegetation in the form of small shrubs and trees can locally become dense during the rainy season although they are greatly diminished during the remainder of the year as the area dries out.

Infrastructure including major highways, communication services, transportation, and electricity are easily accessible. Cuernavaca has a large airport and Mexico City, the major hub for international flights in Mexico, is within a two-hour drive. Agriculture, tourism, and numerous industrial enterprises support the local economy. Workers are available at the village of Tetlama, with a population of approximately 1,000, and in Cuernavaca a city of over 1 million people, which can provide most supplies, and services that might be required.

Topography is moderately rugged, varying from 1,100 m to 1,450 m elevation.

History

There are several inaccessible shafts, adits, and prospect pits on the property of unknown age. A small operation is believed to have operated in the 1970s in several adits developed on narrow high-grade silver-bearing quartz veins hosted within the intrusive. Several older exploration pits and shafts were developed in the skarn zone along the western contact of the intrusive, which may have been related to the 1970s operation. Total mining production was insignificant.

Recursos carried out reconnaissance geology in 1993 and acquired an exploration concession over the area in 1994. Rock chip sampling and geological mapping were carried out in 1994, and in late 1995, the property was optioned to Teck.

Teck continued exploration work with additional surface mapping, rock chip sampling, trenching, airborne magnetic and radiometric surveys, and a limited induced polarization survey in 1996.

Terraquest Ltd. carried out the airborne survey for Teck in 1996 using a helicopter-borne high-sensitivity magnetometer and gamma-ray spectrometer survey at a nominal 100 m terrain clearance and 100 m line spacing. The results have not been seen by the author although it is reported (Kearvell, 1996), that the magnetic signature is relatively flat. The radiometric survey was useful in outlining the various lithological units.

Teck cleaned and sampled pre-existing trenches in addition to excavating four new trenches, in an area of skarn alteration related to the western contact of the intrusive. Teck took a total of 184 grab and channel samples. Teck also contracted and completed a gradient time domain induced polarization and resistivity survey, completed by Quantec, in 1997 that covered the southern intrusive contact zone with five lines spaced 150 m apart. Readings were taken at 25m intervals. Transmitter dipole spacing was 850 m to 1,700 m, with later detail at 200 m to 1,300 m. Results were plotted on plan maps and stacked gradient cross sections. The work is considered reliable and indicates several geophysical anomalies.

In 1998, Teck completed four diamond drill holes, totalling 822 m that were directed at several of the geophysical targets. Teck returned the property to Recursos in 1998.

Prior to the expiry date of the exploration concession in 2000, Recursos applied for an exploitation concession that was granted on March 5, 2002. Since that time, the mining laws have changed and all concessions are now considered “mining concessions” with an expiry date of 50 years.

Recursos continued to advance the property with another surface geochemical sampling program in 2002. Recursos collected a total of 118 samples from outcrop and float material during the 1994 and 2002 campaigns in conjunction with geological mapping.

In 2002, Geo Asociados S.A. de C.V. completed 20 km of gradient time domain induced polarization and resistivity for Recursos. The survey extended the previous Quantec survey to the north and south. The 1997 survey indicated that the interpreted anomalies are at a depth of 200 m to 300 m and the 2002 survey was designed to look at similar depths.

During 2004 through April 2006, ESM completed additional geological mapping and sampling programs identifying two primary gold skarn targets named the West and Southeast Zones. Subsequently, ESM completed 31,400 m of both core and RC drilling directed at evaluating the western and eastern contacts of the intrusive where skarn development and gold mineralization occurs.

Geological Setting

Regional Geology

The Cerro Jumil Project is located within the Sierra Madre del Sur metallogenic province, which is a NW-SE-trending orogenic belt 800 km long. The belt consists of a basement of high-grade metamorphic phyllites and schists of Phanerozoic age. In the property area, the schists are part of the Taxco Schists. The Jurassic to Cretaceous Morelos-Guerrero Platform, a sequence of shallow marine sediments have been deposited unconformably over the basement rocks and are overlain by a package of volcanic, volcaniclastic, and continental sedimentary rocks. From the late Cretaceous to Early Tertiary, compressional tectonics deformed the sediments of the Morelos-Guerrero Platform into a fold series with northwesterly trending fold axes. Extensive normal or block faulting occurred during the Eocene-Oligocene. Erosion and uplift continued accompanied by the deposition of continental red bed sedimentary rocks and contemporaneous basalt flows. The late Eocene through the Pliocene was a period of extensive volcanism with the deposition of rhyolite and ignimbrite. Granodioritic to monzonitic intrusions related with the volcanism are associated with the skarn deposits.

The Upper Tertiary to Quaternary time is marked by the deposition of the Cuernavaca continental clastic sedimentary rocks deposited into tectonic trenches formed by the onset of the east-west volcanic belt. The entire stratigraphic package is currently undergoing uplift and erosion and a thin colluvial cover is present over most of the district.

Local and Property Geology

The Cerro Jumil Project is located in an erosional window through which the Morelos Platform rocks are exposed. The oldest rocks seen on the property are the Lower Cretaceous Xochicalco formation consisting of medium to thick-bedded, locally finely laminated, grey to dark grey limestone. A 500 m by 900 m multi-phase intrusive primarily composed of feldspar porphyry with plagioclase phenocrysts and equi-granular granite with >25% k-feldspar, has intruded the limestone. Temporally related quartz porphyry and andesitic or micro-diorite dikes have been identified within the intrusive and near the contact boundaries. The intrusive stock is probably of Tertiary age although has not been dated. Unconformably overlying the intrusive and Cretaceous rocks is the Cuernavaca Formation, which locally consists of continental volcanic, volcaniclastic, and sedimentary rocks.

The Lower Cretaceous Xochicalco formation limestone is relatively fresh or unaltered when observed several hundred meters from the intrusive contact. Approaching the contact the limestone becomes more altered and typically reflects the following progression: (1) coarser grained (recrystallized) grey limestone often containing interbeds of fine to medium grained marble, (2) medium to coarse-grained white marble (locally brecciated), (3) near or at the contact pyroxene (±garnet) wollastonite (±garnet) and/or tremolite/actinolite (±garnet) can be well developed, and (4) below the skarn zone, within the intrusive, there is pervasive alteration (clays) of feldspars near the contact that diminishes rapidly deeper into the intrusive. This typical zonation from fresh limestone to various stages of skarn development is common although the width of each altered zone may be quite variable as noted in several drill holes and in outcrops. The width, extent, and type of skarn development are dependent on the composition of the intruded rocks, local intrusive temperature and related metasomatism. In the southwest area of the project, near Cerro Las Calabazas, skarn development containing an abundance of wollastonite is much more extensive than observed in the northeast area around Cerro Jumil.

Skarn zones vary in width from a few meters to over 100 m as noted in drill hole intercepts. Both endoskarn and exoskarn occur although exoskarn assemblages tend to be more extensively developed.

Brecciated zones within the skarn consisting of angular to subangular fragments from 5mm to greater than 5cm are common. The breccia occurs near the intrusive contact or along spatially related fault or fracture zones. Outcrops are sporadic but geological mapping clearly shows the skarn zones, along the north western and southeastern contacts with the intrusive, are continuous for at least 1 km.

Jasperoid, hematite-rich red low-temperature silica, is exposed on the surface near the intrusive contact and along faults and fractured zones. It occurs as a fine-grained to amorphous siliceous rock, siliceous limestone, silicified marble skarn, and as siliceous bands along fractures or within limestone beds. The jasperoids are often ferruginous and can contain anomalous gold values. The surface expression of the jasperoid is discontinuous but can be traced intermittently for over 1 km. Local outcrops can be over 30 m wide although subsurface intersections in drill core are rarely more than 5m long. The jasperoids are probably spatially related to the main gold skarn horizon and is interpreted to be best developed at or near surface or at the top of the main gold skarn zones where boiling and silica precipitation occurred. Structural zones strongly influence the location and extent of the jasperoidal outcrops.

Northeast-trending structural lineaments are easily identified on satellite imagery. Both the West and Southeast gold-skarn zones are aligned along this trend, which is coincident with the intrusive contact. Geological mapping has identified three other structural trends including north, northwest, and east-west fracture/fault systems. The jasperoids tend to be localized along faults and fractures related to the northeast-, northwest- and north-trending structural lineaments and develop the greatest widths where structural intersections occur. The east-west structures appear to be post mineral and are often associated with brecciated zones that are un-mineralized. Towards the northeast of Cerro Jumil is a northwest-trending fault with a fresh micro-diorite/andesite dike within it that may imply that the northwest fracture system was reactivated after the primary period of mineralization. There also appears to be several minor offsets related to this system across jasperoid and skarn zones. The structural system and its relationship to gold mineralization are not clear because of the early stage of exploration although the strong correlation between the gold skarn zones and the northeasterly trending structures is obvious.

Caliche is locally well developed on the property obtaining thicknesses of up to 3m and often covers the local rock units making geological mapping and interpretations challenging.

Exploration

During the period from late October 2003 up to June 2010, ESM completed detailed mapping and sampling in the Cerro Jumil area, constructed access roads and over 160 drill sites, and completed 40,760 m of core and RC drilling. A localized soil geochemical survey was also completed. All geological work at Cerro Jumil was performed by RGM under the direct supervision of William D. Bond.

Geological Mapping and Outcrop Sampling

Over 1,300 samples have been taken from pre-existing trenches, old dumps, and outcrop exposures in the area within and surrounding the intrusive at Cerro Jumil.

Mapping partially delineated three gold skarn zones (i.e., West, Las Calabazas, and Southeast Zones, as discussed below) that parallel the intrusive contact along its northwest and southeast contacts. Mineralized rocks identified include skarn development associated with marble, and jasperoids that tend to be more resistive to weathering processes. However, as seen in drill intercepts the bulk of gold mineralization occurs within prograde and retrograde altered skarns consisting of pyroxene, wollastonite, actinolite/tremolite, garnet, with epidote, calcite, and clay alteration products that tend to be weathered easily and are generally not observed in surface exposures. Resistant outcrops of jasperoids tend to be the best indicator of subsurface gold skarn mineralization, although not all jasperoids contain appreciable amounts of gold.

The West Zone surface exposure is visually unremarkable with only a few jasperoid or marble outcrops that returned anomalous gold values. Conversely, drilling has shown that this zone is continuous for over 300 m with gold values displaying good continuity along strike. Mapping and drill results indicate that the West Zone is open along strike and at depth.

The Southeast Zone tends to have appreciable jasperoid development at the surface in its northern area, and tremolite-actinolite/wollastonite ±garnet skarn development with lesser jasperoid towards the southwest, allowing for better definition of the zone via geological mapping relative to the West Zone. However, caliche development, exceeding several meters in thickness, obscures the possible extension of this zone along strike towards the southwest. Total strike length of the Southeast Zone indicated by geologic mapping is over 1 km. Drilling to date has partially delineated 650 m along strike of this zone.

Several veins within the intrusive located just east, approximately 150 m to 200 m, of the West Zone contact were mapped and sampled. Much of the area is covered with alluvium although locally narrow 0.3m to 1.5m vein widths are exposed. Towards the northeastern end of the identified vein system, there are several short adits that exploited an assumed high-grade ore shoot by a small stope. Sample results for silver have locally high-grade values over appreciable widths. Although the higher-grade silver values tend to be associated with the quartz vein material, there is also significant silver content in both the hanging and footwall host rocks.

Gold values tend to be consistently low (<0.4ppm) in quartz vein samples relative to those noted in the jasperoid and skarn geochemical analyses. The cross cutting relationship of these quartz veins relative to marble skarn development and some jasperoid zones imply that silver may represent a later-stage of mineralization than that associated with the gold.

Soil Geochemical Survey

Along the northwestern flank of Cerro Jumil, an area containing local auriferous jasperoid float exists. The jasperoid is randomly distributed and is often incorporated in the caliche. Two jasperoid samples, which were taken from this area by Recursos returned 4.5 and 1.6g Au/t and were strongly anomalous in Ag, Cu, Zn, As, and Sb. A geophysical resistivity high was delineated in this same area during 1997 when Quantec carried out a gradient time domain induced polarization and resistivity survey on behalf of Teck. Based on geochemical results, geological mapping, and the resistivity anomaly it is believed that there is potential for a buried mineralized gold skarn deposit in this area and a geochemical soil survey was initiated to better define the target area. A total of 15 hectares was covered by a soil survey grid consisting of four lines oriented N55°W perpendicular to the inferred intrusive-limestone contact. Lines were spaced at 100 m intervals and each line is 500 m long with samples collected every 25m. A total of 84 samples were taken. Both gold  and silver geochemical results show similar patterns with elevated values in the southeastern area of the soil grid.

The silver and gold geochemical anomalies are coincident with a resistivity high defined by the Quantec 1997 geophysical program at a depth from 70 m to greater than 200 m with a steep easterly dip. It is believed that the geochemical survey has given added support for the possibility of a mineralized gold skarn zone at depth. Further evaluation of this area will be required before determining if it is a viable target.

Ground Magnetic Survey

In 2008, ESM contracted with Zonge Engineering and Research Organization, Inc. (“ZERO”) to undertake a ground magnetic survey in order to determine if there was a magnetic response related to the intrusive and its contact with the peripheral gold skarn that could be used to guide exploration drilling. Approximately 65 line km of ground magnetic data were acquired on 41 lines. Lines were oriented northwest-southeast with nominal 50 m between line spacing.

Magnetic highs seen in the northwestern area are related to recent volcanic cover that may mask any possible subsurface expression of the intrusive. The magnetic high seen in the west central area may be a magnetic response to a portion of the intrusive and is a target of interest in the next phase of exploration work.

Mineralization

Primary mineralization consists of gold, and to a lesser extent silver, associated with the skarn zones spatially related to the intrusive. The skarn is well exposed on the south and west sides of the intrusive but is inconspicuous in other areas where it is covered by the younger Cuernavaca Formation or caliche. Based on the abundance of altered and mineralized float, the skarn may be present at shallow depths below the rock cover. Areas where crosscutting structures, north and/or northwest trending, intersect the primary northeast faults tend to produce dilated zones of gold mineralization.

Gold values are often associated with jasperoid that occurs along fractures, in veins, and narrow lenses within the limestone or marble. Jasperoid outcrops from 1m to greater than 30 m in thickness have been mapped, although core intercepts generally show that much narrower zones, less than 5m, generally exist. Gold assays in jasperoids have produced grades greater than 12g/t but not all jasperoid contains appreciable gold values, although they are generally strongly anomalous (>100ppb). The greater thicknesses of jasperoid observed at the surface, versus what is found in drill core, may indicate that the more pervasive silica flooding represents the top of the hydrothermal system.

Prograde alteration is noted by the development of pyroxene minerals, wollastonite, and garnet. The width of gold skarn mineralization is directly related to the extent of prograde alteration and is controlled by the pre-mineral faults and fractures that acted as conduits for the hydrothermal system responsible for mineralization. Some of the greater thicknesses and highest grades of gold are observed in zones of extensive prograde alteration, with minor retrograde alteration, including; DHE-05-01 with 36.3m at 2.2g Au/t, DHE-06-18 with 29.6m at 2.08g Au/t, and DHE-06-22 with 32m at 1.57g Au/t. Numerous individual samples, greater than 10g Au/t, also show strong prograde alteration as in DHE-06-28, where two separate 1m long samples returned values of 127g Au/t and 53.1g Au/t. Gold mineralization probably occurred during the later stages of prograde metasomatism, although locally there is a strong over printing of retrograde alteration. Retrograde alteration resulted in the development of actinolite-tremolite, epidote, iron oxides, calcite, clay, and quartz. Retrograde minerals observed in the gold skarn zone may imply the gold mineralization is related to retrograde alteration. More research is required to determine if the gold mineralization is preferentially associated with the prograde or retrograde process.

Intense argillic and/or potassic alteration (clays) and epidote development is common within the intrusive near the skarn contact. Although locally anomalous gold may be associated with this zone, the values are generally less than 0.5g Au/t and thus far appear to be of little economic importance.

Drilling

Exploration drilling at Cerro Jumil has been completed by both reverse circulation (“RC”) and diamond coring methods.

During July 1998, Teck completed four diamond drill holes totalling 822m and ESM drilled an additional 40,760 m from February 2005 through June 2010 ESM completed four separate drill programs referred to as phases 1, 2, 3, and 4. The objective for drilling during phases 1 and 2 was to identify exploration targets that would be of sufficient size and grade to justify detailed delineation drilling. Phase 3 drilling was mostly undertaken to obtain adequately spaced data that could be used for an initial resource estimate, with a focus on the Southeast Zones (“SEZ”). The phase 4 drill program was designed to delineate the resource associated with the Las Calabazas Zone (“LCZ”) and a portion of the SEZ.

All drill hole locations have been surveyed using a GPS Trimble 4600 LS or similar survey instrument which gives locations to within 0.05m accuracy. Down-hole orientation surveys were taken approximately every 50 m.

From February 2005 through June of 2010 ESM completed 11,827m of core and 28,933m of RC drilling in 66 and 180 holes, respectively. Three distinct target areas where drilled to varying degrees including the West Zones (“WZ”), LCZ, and the SEZ. The Las Calabazas and Southeast Zones have had a significant amount of drilling and has the near surface resource well defined with the majority of it being categorized as measured and indicated. Drilling in the West Zone is widely spaced ranging from 50 m to 100 m along strike and down dip of the targeted mineralized zones. Out of the 250 drill holes completed only 14 of them are in the West Zone area. The next phase of drilling will be partially dedicated to an in-fill program designed to evaluate the West Zone resource potential.

Drill hole locations were initially located by hand held GPS units and were assumed to be within 5m of the recorded north and east coordinates. Collar elevations were estimated from 1:50,000 scale Carta Topográfica maps obtained from the Instituto Nacional de Estadística Geografía e Informática (“INEGI”). Subsequently, all drill hole collars have been surveyed with a GPS TRIMBLE 4600 LS establishing locations within ±0.5cm accuracy. The grid coordinate system used is UTM NAD 27, zone 14 (Mexico). All holes are marked with a cement monument engraved with the hole number, inclination, and direction drilled.

Orientation of the holes relative to the mineralized intercepts may be variable and so it is not possible to relate the interval lengths to a true thickness. However, based on geological interpretations the interval length and true width appear to be reasonably close in most instances.

Phase 1 Drilling

Drill holes DHE-05-01 through -08 resulted in the initial discovery and partial definition of the West Zone. Drilling was completed by Layne Drilling de Mexico S.A. de C.V. utilizing a Hagby Onram 2000 long feed frame drill. All holes were drilled using NQ2 core size and down-hole surveys were taken at approximately 50 m intervals using an ACCU-SHOT single shot camera. Survey data included drill-hole inclination and bearing.

Phase 2 Drilling

Drill holes DHE-06-09 through 31 resulted in the initial discovery and partial definition of the Southeast Zone of mineralization (DHE-06-09 was drilled in the West Zone). Drilling was completed by Major Drilling de Mexico S.A. de C.V. utilizing a UDR 200 diamond drill. All holes were drilled using HQ core size although two holes were reduced to NQ due to poor ground conditions. Down-hole surveys were competed for all holes, except for DHE-06-30, which was abandoned at 24m (replaced by DHE-06-30A), and DHE-06-24, which only has one survey at the bottom. Down-hole surveys were obtained at approximately 50 m intervals using a Reflex EZ-Shot instrument. Survey information recorded included hole inclination and bearing deviation as well as magnetic field data. Total deviation of the drill-hole inclination and bearing was generally less than 2 degrees.

Phase 3 Drilling

Core drill holes DHE-06-32 through -66 and RC holes RCHE-07-01 through -78 and RCHE-08-79 through -101 representing 6,987m of core and 19,464m of RC drilling were completed for a total of 26,451m during phase 3 exploration. Core drilling was completed by Intercore Perforaciones, S.A. de C.V. and Sierra Drilling International S.A. de C.V. All holes were drilled using HQ core size and several were reduced to NQ due to poor ground conditions. RC drilling was completed by Diversified Drilling, S.A. de C.V. and Layne de Mexico, S.A. de C.V. RC hole diameters ranged from 4.5 to 5.0 inches. Down-hole surveys were completed for all holes unless ground conditions became unstable and the risk to losing the survey tool became high. Down hole surveys were obtained at approximately 50 m intervals using a Reflex EZ-Shot instrument. Survey information recorded included hole inclination and bearing deviation.

Phase 4 Drilling

All drilling during the phase 4 drill campaign were completed by RC methods including 74 holes, RCHE-09-102 through -116 and RCHE-10-117 through -174, totalling 9,469m. The RC drilling was completed by Major Drilling de Mexico, S.A. de C.V. utilizing a Prospector 750 drill with a compressor booster. The holes were drilled using a 5-inch diameter bit, drilled under dry conditions, and down-hole surveys were completed using a Reflex EZ-Shot survey instrument. Survey information recorded included hole inclination, bearing deviation and magnetic variances.

Sampling, Analysis and Security of Samples

Sampling has been mostly restricted to the central portion of the project area within and adjacent to the intrusive identified near Cerro Jumil. Most samples have been taken along or near the intrusive contact where the gold skarn zone is intermittently exposed at the surface. Numerous sample methods have been used including selective rock chip, channel, soil, core, and RC chip sampling.

Sampling Method and Approach

ESM has collected over 27,600 samples since acquiring the Cerro Jumil Project including 84 soil; over 700 selective outcrop, float, or channel; and 26,859 core and RC samples. RGM provided most of the geological support and employees required to collect samples and complete the required geological work under the supervision of William D. Bond.

In general, soil, outcrop, and channel samples were collected while undertaking detailed geological mapping programs in order to identify specific targets that would merit exploration drilling. Subsequently, both core and RC drill programs were implemented to partially evaluate a few of the areas characterized by anomalous gold geochemistry.

All sampling has been conducted under the supervision of experienced geologists in accordance with standard industry practice. For outcrop, soil and other types of field samples the following information is recorded:

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Type of sample (rock, soil, dump, etc.)

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Collection method that includes channel, grab (representative or selective), chip (representative or selective), panel, etc.

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Location, which includes X-Y-Z coordinates

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Brief description (including lithology, alteration, or other pertinent information)

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Date sample collected

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Person responsible for collecting sample (geologist, supervisor, manager, etc.)

Sampling method and approach for each of the sample types is discussed in the following sections.

Soil Sampling Method and Approach

A small area along the northwestern flank of Cerro Jumil contained scattered jasperoid float material with strong gold and silver geochemical values although no rock outcrops are present in the immediate area. In order to determine if the source of the mineralized float was from a subsurface skarn zone a soil sample grid covering an area 500 m by 300 m was designed to analyze soil geochemistry. Four lines spaced at 100 m intervals, each 500 m in length, were sampled on 25m centers along each line. The lines were laid out perpendicular (N55°W) to the local trend (N35-40°E) of identified gold skarn zones. Soil was extracted at approximately a 0.25m depth and sieved through a 20-mesh screen to obtain a 1kg to 2kg sample that was sent for geochemical analysis. With respect to the gold and silver geochemical results, in both cases, values for the respective elements show a weak anomaly in the southeast portion of the grid. The significance of the apparent anomalies is not known at this time and either additional soil sampling or drilling may be required to determine if a gold skarn target exists.

Selective Outcrop or Float Sampling Method and Approach

While geological mapping, small outcrops and areas containing scattered rock fragments were sampled in order to identify geochemical trends for gold and/or silver. These samples (62) were generally selective chip samples of jasperoids and skarn and may not be representative of the underlying mineralized skarn zone. Each sample site is considered as point data and therefore no width is assigned to the sample. Nevertheless, identifying mineralized gold/silver trends based on this type of sampling has proven to be worthwhile in establishing drill targets where continuous outcrops are not exposed due to being covered by alluvium, caliche, or other material. All sample locations were recorded using handheld GPS units with ±5m accuracy.

Channel Sampling Method and Approach

The gold skarn zone is locally exposed at the surface due to either excavated trenches or naturally occurring outcrops. Gold skarn outcrops represented by jasperoids and/or weakly to moderately silicified skarn are generally more resistant than other types of mineralization. Approximately 285 continuous channel samples have been collected and are shown in Plates 10A and B. Representative chip samples, normally 1m to 2m long, were collected perpendicular to the strike of the gold skarn strike. Sample widths are not corrected to true width but rather are based on geological breaks or taken on pre-established intervals. The samples are assumed to be unbiased and geochemical results are therefore representative of the rocks exposed. Visual observations of gold grades in channel samples relative to nearby core samples appear to have good correlation. Channel samples are located by hand-held GPS units with ±5m accuracy.

Core Sampling Method and Approach

ESM has completed 11,950 m of diamond drilling which was completed between February 2005 and May of 2008. A total of 67 holes were drilled and sampled. Samples were initially based on geological contacts and sampled lengths ranged from less than 1m up to 2m. It became apparent that the gold mineralization extended across some geological boundaries and therefore the sampling protocol was changed to an interval length of 1.5m that is coincident with the sample length for RC drilling.

Specific gravity (“SG”) is estimated in accordance with standard industry procedures by using either of two methods including (1) volumetric or (2) water submersion. SG comparisons between these methods show good correlation for average SG values within different rock types. Over 3,600 SG specimens have been estimated and are included in the Cerro Jumil sample database. Core holes are evenly distributed throughout the West, Las Calabazas, and Southeast Zones and so SG statistics for each rock type is representative for their respective area of the deposit.

RC Sampling Method and Approach

ESM completed 28,933m of RC drilling between January 2007 and June of 2010. A total of 180 holes were drilled and sampled.

Two different RC sample collection methods were employed depending on if the drilling was completed dry or wet. All holes were collared dry and adequate sample recovery was generally good to depths of around 60 m during the phase 3 drill program. In general, for phase 3 drilling, water was injected into the hole in order to improve or maintain sample recovery due to more difficult drilling conditions as a result of varying mineralogical alteration products and rock fracturing that is commonly associated with the gold skarn zone. The utilization of a compressor booster for the phase 4 drill program allowed for all holes to be drilled dry with very good recoveries. All RC holes were sampled continuously at 1.5m intervals. Each interval was split in half using an adjustable riffle splitter resulting in duplicate samples for each interval. One sample was sent to the primary laboratory for analysis and the other was transferred to a secure storage building. After each run the riffle splitter and trays were cleaned with water and air to prevent any contamination of samples. Chips are taken from the storage duplicate and placed in a chip tray for drill hole logging purposes.

Sample Preparation, Analyses and Security

All sample preparation for geochemical analyses was done by ALS Chemex, a global mining and exploration analytical services company. ALS Chemex maintains a stringent Quality Assurance and Quality Control (“QA/QC”) program that reports internal analysis of blanks, duplicates, secondary, and standard reference material data to ensure the accuracy of their results.

Samples collected by ESM are taken under the direct supervision of experienced geologists and transported to a secured storage facility until shipped to the analytical laboratory. Up until January of 2006 samples were delivered by ESM personnel to Cuernavaca and shipped via freight (bus) directly to ALS Chemex’s preparation facility in Guadalajara where ALS Chemex assumed custody of the samples. During January of 2006 the procedure was changed and arrangements were made for ALS Chemex or RGM to take custody of the samples at the ESM secure storage facility and transport them direct to the ALS Chemex Guadalajara preparation laboratory.

Samples collected by ESM including channel, trench, float, soil and other types of outcrop samples are secured in polyethylene bags with zip ties and shipped direct to ALS Chemex. Samples taken from diamond drill core follow a similar procedure except that the core is sawn in half and one half is put in a secure storage facility while the other half is shipped to ALS Chemex for analysis. Sample bags are clearly marked with the sample number on the outside of the bag and on a waterproof tag inside the bag.

Assay pulps and sample reject material are temporarily stored by ALS Chemex at their preparation facilities in Guadalajara until returned to the secure storage facility at the project site.

Sample Preparation, Assaying and Analytical Procedures

ALS Chemex is the designated laboratory for all geochemical analysis and all samples prepared and assayed by ALS Chemex used the following procedures:

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Samples received at ALS Chemex Guadalajara sample preparation facility

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Samples are logged into a tracking system and a bar code label is attached

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Fine crushing of samples to better than 70% of the sample passing 2mm

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Splitting of sample using a riffle splitter

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Pulverizing the split to better than 85% of the sample passing 75 microns creating two sample pulps

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One sample pulp shipped to ALS Chemex North Vancouver analytical laboratory for analysis and the second pulp put in storage for future reference

All samples were analyzed for 34 or 35 elements using conventional induced coupled plasma (“ICP”) and atomic emission spectrometry (“AES”) analysis. In addition to the standard 34/35-element suite, gold was assayed by fire assay with an atomic absorption spectrometry (“AAS”) finish. Over limit values for silver, copper, lead and zinc were analyzed by ICP-AAS and for gold by fire assay with a gravimetric finish. Internal quality control measures incorporated by ALS Chemex include the insertion of standards, duplicates and blanks (about 10% of the total samples) in each analytical run. The QC data is analyzed to make sure the reference materials and duplicate analyses are within precision and accuracy requirements.

Several secondary laboratories were used as a check for analytical results produced by ALS Chemex.

Quality Control Measures

During the analytical process ESM implemented protocols to insure results were within acceptable accuracy limits. To check the accuracy of geochemical results ESM inserted a series of standards, blanks, and duplicates that totaled approximately 10% of the samples submitted. In addition, ESM has had original pulps checked by secondary laboratories, implemented analytical studies to check gold distribution for various size fractions of sampled material, RC fines overflow analysis, and compared sample variability by analyzing a second pulp from the original rejects or sampled material (A/B splits). A summary of the QC types are as follows:

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Certified Reference Material – Standards

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Pulp checks - by both primary (ALS Chemex) and secondary laboratories

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Blanks – derived from either barren limestone outcrops or purchased silica sand

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Duplicate analysis including the following:

o

Field duplicates taken from both RC (sampled interval split in ½) and Core intervals (sampled interval quartered)

o

Duplicates derived from original rejects and analyzing a second pulp

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Size fraction analysis – checking sample variability in both core rejects and RC samples

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RC fines overflow analysis – produced from the injection of water to improve recoveries

Routine QC samples submitted to the primary laboratory with each sample shipment during the course of the drill programs included certified standards, duplicates, and blanks. Secondary laboratories were primarily responsible to check original pulps and duplicates.

Independent Data Verification

Independent duplicate sampling of ESM drill core and reverse circulation cuttings established that Esperanza’s drill sample gold and silver assay results are reliable and reproducible within the context of geological variance expected for a gold skarn deposit.  The drill sampling methods, sample preparation and analytical procedures are appropriate for the type of mineralization recognized at Cerro Jumil.  In addition, an independent drill assay database audit was conducted, with a 100% correspondence between the original certificates and the assay database gold and silver values.  This independent check provides a strong endorsement of ESM’s data handling protocols and procedures, and firmly establishes the high quality of the assay database used for the Cerro Jumil resource modeling.

Mineral Resource and Mineral Reserve Estimates

The current 2010 Cerro Jumil gold-silver mineral resource is an update to the original Cerro Jumil resources reported in the September 30, 2008, NI 43-101 technical report, and takes into account additional ESM drilling conducted in 2009 and 2010. As the 2010 resource model is an update, an underlying premise was to remain as consistent with the geological and geostatistical assumptions used in the 2008 model as supported by the current data and interpretations. This consistency allowed a straight-forward assessment of the impact of the new in-fill drilling on the resource tonnes, grades, and classification. Further, the fact that the 2008 model had been reviewed, checked, and verified by outside parties provided an independent measure of confidence in the previously established resource estimation procedures, parameters, and results.

The Cerro Jumil geologic and resource models were based upon independent checks and assessment of the drill data, quality assurance/quality control results, and geologic interpretation of the gold-silver mineralized zones. The Cerro Jumil geologic model and gold-silver resource estimates were based upon the drill hole database provided by ESM in July, 2010. The database represents over 41,500 m of core and reverse circulation drilling. ESM followed NI 43-101 and CIM compliant procedures and protocols for drilling, sampling, assaying, QA/QC, and data verification. As a result, the quality of the drill database used to estimate the Cerro Jumil gold-silver resources is judged to be reliable, accurate, and reproducible.

The Cerro Jumil geologic model was based upon: (1) statistically derived mineralization envelopes from gold and silver drill assays, (2) logged lithology and alteration, and (3) down-hole multi-element anomalies associated with gold and silver mineralization. These data were used to build an integrated geologic model for the SEZ, LCZ, and WZ, as well as for important un-mineralized rock units.  Gold mineralization domains were interpreted as envelopes at low grade 0.1 g/t and higher grade 1.0 g/t thresholds for the SEZ, LCZ, and WZ.  Silver mineralization was interpreted within a 10 g/t  silver envelope for the LCZ and WZ areas.  From a resource modeling perspective, it is important to note from the extensive drilling conducted at Cerro Jumil to date, that essentially the entire deposit has been oxidized.  As a result, it was not necessary to model zones of oxidation state for resource estimation or reporting purposes.

As a step before compositing, gold and silver cap grades were interpreted for the drill hole assay interval data. The cap grades were determined in order to reduce the influence of high grade outliers during grade estimation. Run length composites were calculated from the capped drill database at a 3 m interval length. This length represents one-half of an assumed 6 m bench height. The drill composite frequency distributions for the gold and silver mineralized zone were characterized with univariate statistical analysis. Variography was conducted on the 3 m composites for the SEZ, LCZ and WZ gold mineralized domains.  Although the silver mineralized envelopes were defined partially within, and proximal to the LCZ and WZ gold envelopes, there were too few silver composite pairs to yield useable variography. Further drilling will be necessary to define and model the LCZ-WZ silver variograms.

The Cerro Jumil block model was constructed to cover the extent of all three primary gold mineralized zones (i.e., SEZ, LCZ, and WZ), as well as the silver zones. The block model was oriented parallel to the axes of the project’s UTM coordinate grid. The following parameters were used for the definition:

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Origin: 470,800 east, 2,077,300 north, 1000 elevation

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Maximum extent: 471,900 east, 2,078,800 north, 1510 elev.

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Number of blocks: 220 in X, 300 in Y, and 170 in elev.

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Parent block size: 5m x 5m x 3m (x by y by z)

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Minimum sub-block size: 1m x 1m x 1.5m (x by y by z)

Block codes were assigned according to the geologic model gold and silver mineralized zones and rock type solid model triangulations. The sub-blocking scheme allowed a high degree of precision in assigning the geologic codes to blocks along the contact between solids. The geologic model assignments included the following:

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SEZ, LCZ, & WZ high grade zones (> 1g/t Au)

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SEZ, LCZ, & WZ low grade zones (> 0.1 and < 1g/t Au)

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Waste (< 0.1g/t Au) coherent blocks internal to mineralized zones

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LCZ and WZ silver zone (> 10g/t Ag)

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Quartz porphyry cross-cutting, post-mineralization sill-like bodies (SEZ) or bedding parallel dike-like bodies (LCZ and WZ)

•

Limestone/marble/feldspar porphyry outside of the zones described above

ESM’s database of 3615 SG measurements was coded by the solid models in order to determine average densities by mineralized zone and rock type.  Average density values were calculated and assigned to the block model for the SEZ, LCZ, and WZ by high grade, low grade, quartz porphyry, and internal waste zones.

Gold grades were interpolated with search ellipsoids oriented according to the anisotropic variogram directions, and search distances based upon the variogram ranges. Ordinary Kriging (“OK”) was used for the estimation of gold for the SEZ, LCZ, and WZ block model domains. The primary estimation inputs included the 3 m composite database, the variogram models, and the search ellipsoid configurations.  The silver zones were block modeled with a two-pass inverse distance to the third power interpolation.  Comparison of the gold and silver drill composites to the block model in cross section, long section, and plan view illustrate that the geologic modeling zones, variogram ranges and anisotropies, and the spatially constrained search schemes yielded block grade estimates that accurately characterize the deposit’s gold and silver mineralization A gold equivalent value was calculated from the gold and silver block model grades for resource reporting purposes using a 56:1 (Ag:Au) metal price ratio, and a Ag:Au metal recovery factor of 0.62.

The geologic and geostatistical controls on grade interpolation yielded varying degrees of confidence depending on the spatial configuration of drill composites used for a block estimate. For each individual block, a number of parameters were stored with respect to the samples used for the estimate, including: (1) the number of drill holes contributing composites, (2) the total number of composites, (3) the Cartesian distance to the nearest composite, and (4) the weighted average distance for the input composites. These values were used in various combinations to assign codes for measured, indicated, and inferred mineral resource blocks for gold.  Blocks with estimated silver grades assumed the classification of an overlapping gold zone, or if not within a gold zone, the estimated silver blocks were classified as inferred.

At a 0.3 g/t gold equivalent cut-off, the 2010 independent gold-silver resource estimate reports 935,000 gold equivalent ounces in the measured and indicated categories, and 252,000 gold equivalent ounces in the inferred category. The Cerro Jumil gold equivalent resources are principally delineated in three zones: SEZ, LCZ and WZ. Gold is hosted in all three zones, while silver is concentrated in the WZ and the LCZ.

In addition to the gold dominant mineralization, there is an inferred silver dominant resource outside of these zones that hosts a further 2,392,000 tonnes averaging 43.2 g/t silver (3,322,000 contained silver ounces) at a silver cut-off grade of 25 g/t. This silver mineralization is generally adjacent to, or in the hanging wall of, the LCZ and WZ mineralized zones.

Table 2 - Cerro Jumil Mineral Resources

Reported at 0.3g/t Gold Equivalent Cut-off

(Effective: September 16, 2010)

Category	Zone	Tonnes (000)	Au g/t	Ag g/t	Au Equiv. g/t	Au oz (000)	Az oz (000)	Au Equiv. oz (000)
Measured	SEZ	7,389	0.92	-	0.92	218	-	218
	LCZ & WZ	2,722	0.73	3.4	0.77	64	296	67
	Subtotal	10,111	0.87	0.9	0.88	282	296	285
Indicated	SEZ	13,799	0.78	nil	0.78	347	2	347
	LCZ & WZ	10,496	0.84	4.9	0.90	284	1,653	302
	Subtotal	24,295	0.81	2.1	0.83	630	1,655	649
M & I Total		34,406	0.83	1.8	0.85	913	1,951	935
Inferred	SEZ	2,230	0.80	-	0.80	57	-	57
	LCZ & WZ	5,319	0.90	11.1	1.03	154	1,904	175
	HW/FW	1,048	0.55	-	0.55	19	-	19
	Total	8,596	0.83	6.9	0.91	230	1,904	252

*Totals may not sum to 100% due to rounding.

Measured and indicated resource estimate results based on a range of gold equivalent cut-off grades are shown in Table 3. This table highlights the upside measured and indicated gold equivalent ounces at lower cut-offs.

Table 3 - Measured and Indicated Resource Comparison by a Range of Gold Equivalent Cut-offs

Cut-off Au Equiv	Tonnes (000)	Au g/t	Ag g/t	Au Equiv g/t	Au oz (000)	Ag oz (000)	Au Equiv oz (000)
0.10	47,390	0.66	1.3	0.68	1,007	1,961	1,030
0.20	43,746	0.70	1.4	0.72	989	1,959	1,010
0.25	39,404	0.76	1.5	0.77	956	1,957	978
0.30	34,406	0.83	1.8	0.85	913	1,951	935
0.50	18,248	1.22	2.9	1.25	715	1,693	734
1.0	11,240	1.59	3.0	1.62	573	1,071	585

*Totals may not sum to 100% due to rounding.

Pit Optimization and In-Pit Resources

Pit Optimization

The optimization parameters were based on work done in the previous preliminary economic assessment updated to reflect different costs for various throughput rates of 10,000, 15,000, 20,000, and 25,000 tonnes per day. In addition, each throughput rate was considered using crushed leaching and run-of-mine leaching. This created a total of eight different sets of parameters developed and explored using pit optimization techniques.

The Whittle optimizations use measured, indicated, and inferred material to determine the ultimate pit limits to use in designing the pit. Inferred resources are considered too speculative geologically to have economic considerations applied to them that would enable them to be categorized as mineral reserves, and there is no certainty that the preliminary economic assessment will be realized. Mineral resources that are not mineral reserves do not have demonstrated economic viability.

Economic parameters were developed for crushing and leaching as well as run-of-mine leaching of gold and silver. These parameters were developed for four different throughputs rates of 10,000, 15,000, 20,000, and 25,000 tpd on a 365-day-per-year basis. These cases were run to understand the sensitivity of the economics for the deposit and the 20,000-tonne-per-day crushed leaching case was used for the PEA pit designs, production schedules, and mine operating and capital cost estimates.

Table 4 - Pit Optimization Economic Parameters

	20K TPD Crush Lch	10K TPD Crush Lch	15K TPD Crush Lch	25K TPD Crush Lch	20K TPD Crush Lch	10K TPD Crush Lch	15K TPD Crush Lch	25K TPD Crush Lch
Process Cost Au Refining Cost Ag Refining Cost Retainer Payable - Au Retainer Payable -Ag Au Recovery Ag Recovery Tonnes per Day Tonnes per Year G&A per Year G&A per Tonne	US$ 3.64 US$ 1.30 US$ 0.30 98% 93% 75% 25% 20,000 7.00 US$ 4.50 US$ 0.64	US$ 3.87 US$ 1.30 US$ 0.30 98% 93% 75% 25% 10,000 3.50 US$ 4.50 US$ 1.29	US$ 3.72 US$ 1.30 US$ 0.30 98% 93% 75% 25% 15,000 5.25 US$ 4.50 US$ 0.86	US$ 3.57 US$ 1.30 US$ 0.30 98% 93% 75% 25% 25,000 8.75 US$ 4.50 US$ 0.51	US$ 2.71 US$ 1.30 US$ 0.30 98% 93% 75% 25% 20,000 7.00 US$ 4.50 US$ 0.64	US$ 2.91 US$ 1.30 US$ 0.30 98% 93% 75% 25% 10,000 3.50 US$ 4.50 US$ 1.29	US$ 2.78 US$ 1.30 US$ 0.30 98% 93% 75% 25% 15,000 5.25 US$ 4.50 US$ 0.86	US$ 2.65 US$ 1.30 US$ 0.30 98% 93% 75% 25% 25,000 8.75 US$ 4.50 US$ 0.51	US$/t Processed US$/oz Produced US$/oz Produced TPD MTPY MUS$/year US$/t Processed
AuEq Fact	194.58	194.58	194.58	194.58	166.05	166.05	166.05	166.05
Mining Cost Inc. Haul Cost	US$ 1.50 US$ -	US$ 1.74 US$ -	US$ 1.58 US$ -	US$ 1.46 US$ -	US$ 1.52 US$ 0.09	US$ 1.75 US$ 0.09	US$ 1.60 US$ 0.09	US$ 1.47 US$ 0.09	US$/t mined US$/t Processed
Gold Price Silver Price Royalty	US$ 1,060 US$ 17.50 3%	US$/oz US$/oz
Internal Cut-off	0.18	0.21	0.19	0.17	0.16	0.20	0.18	0.15	g Au/t
External	0.24	0.27	0.25	0.23	0.23	0.28	0.25	0.23	g Au/t

*Note - For level of confidence, the minimum cut-off grade of 0.20 g/t  will be used

An initial pit design was completed using the 20,000 tonne per day crushed leach case for guidance. This design indicated that the overall slope would be approximately 41 degree once ramps were included instead of the original 45 degree angle used in the initial pit optimization. The 20,000 tonne per day crushed leach pit optimization was re-run using the 41 degree slopes. This final pit optimization run was used to guide pit designs for the PEA.

Pit Slopes, Haulage Roads, Pit Designs and Pit Phases

Pit design slope parameters used consist of the height between catch benches, the bench face angle, and the catch bench width.

Ramps were designed to have a maximum centerline gradient of 10%. In areas where the ramps may curve along the outside of the pit, the inside gradient may be up to 11% or 12% for short distances. Ramp width was determined as a function of the largest truck width to be used in mine planning.

Pit design includes an ultimate pit and two internal pits. The ultimate pit was designed to allow mining economic resources identified by Whittle pit optimization while providing safe access for people and equipment. The internal pits or phases within the ultimate pit were designed to enhance the project by providing higher-value material to the processing plant earlier in the mine life.

Pit phases were created to improve the project’s NPV by mining higher-value material in the initial years while providing sufficient ore feed to the crusher and access for people and equipment. A total of three phases are used to mine the ultimate pit. The first phase is to the north of the main deposit, the second pit is in the lower lying portions of the main deposit, and the third phase mines to the ultimate pit limit in the main deposit.

Cut-off Grade

Based on the economic parameters and US$1,060 per ounce Au, the internal cut-off grade is calculated at 0.18g Au/t. Because the level of confidence diminishes as the cut-off gets closer to assay detection levels, a minimum cut-off grade of 0.20g Au/t has been used to define ore versus waste in the PEA.

As gold is the primary driver for value, the cut-off grade has been expressed in terms of g Au/t. Since silver is present and provides value considered in the optimization and economics, the cut-off grade is applied to a gold equivalent grade. The gold equivalent grade is calculated using a gold equivalent factor that considers the selling price and recovery of silver in relation to the gold value.  The resulting gold equivalent factors are provided in Table 4 above and have been used to calculate the gold equivalent grade in each block in the resource model.

In-Pit Resources

The resource model with block sizes of 5m by 5m by 3m was used to estimate resources. The model was estimated based on this block size, and this model was used to define the ultimate pit limit and reported resources inside of the ultimate pit. The block size will inherently provide a certain degree of dilution and ore loss, and Mine Development Associates has not included any additional dilution or ore loss in reporting resources inside of the pit designs.

The in-pit resources reported in this section uses this model to report the amount of resources inside of the individual pit designs. The resources are reported in Table 5 using a 0.20g Au/t cut-off grade. The PEA includes Inferred resources that are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as mineral reserves, and there is no certainty that the preliminary economic assessment will be realized. Mineral resources that are not mineral reserves do not have demonstrated economic viability.

Table 5 - By Pit Phase Measured, Indicated, and Inferred In-Pit Resources

	Measured Resources
Phase	K Tonnes	g Au/T	K Ozs Au	g Ag/t	K Ozs Ag	g AuEq/t	k Ozs AuEq
Ph1	7	1.92	0	10.4	2	2.03	0
Ph2	2,279	0.62	45	2.4	177	0.64	47
Ph3	8,455	0.79	215	0.4	96	0.80	216
Total	10,741	0.76	261	0.8	276	0.76	264
	Indicated Resources
Phase	K Tonnes	g Au/T	K Ozs Au	g Ag/t	K Ozs Ag	g AuEq/t	k Ozs AuEq
Ph1	627	1.12	23	13.5	272	1.26	25
Ph2	7,935	0.63	161	2.3	584	0.66	167
Ph3	12,568	0.73	295	1.2	503	0.74	300
Total	21,130	0.71	480	2.0	1,359	0.73	493
	Inferred Resources
Phase	K Tonnes	g Au/T	K Ozs Au	g Ag/t	K Ozs Ag	g AuEq/t	k Ozs AuEq
Ph1	3,042	0.38	37	30.0	2,933	0.67	66
Ph2	958	0.42	13	1.0	31	0.43	13
Ph3	2,357	0.43	33	2.0	150	0.45	34
Total	6,357	0.40	82	15.2	3,114	0.55	113
	Total Measure, Indicated, and Inferred							Waste	Total	Strip
Phase	K Tonnes	g Au/T	K Ozs Au	g Ag/t	K Ozs Ag	g AuEq/t	k Ozs AuEq	Tonnes	Tonnes	Radio
Ph1	3,677	0.51	60	27.1	3,207	0.78	92	9,392	13,068	2.55
Ph2	11,172	0.61	220	2.2	792	0.63	227	18,261	29,432	1.63
Ph3	23,380	0.72	543	1.0	750	0.73	551	57,748	81,127	2.47
Total	38,228	0.67	823	3.9	4,749	0.71	870	85,400	123,628	2.23

Waste Storage Facilities

Waste storage has been designed using four primary waste dumps located around the outside of the ultimate pit design. These include the North Dump, West Dump, Southwest Dump, and East Dump. For the purpose of scheduling of construction activities, the North Dump was further divided to have an initial dumping area used to define a road access between the pit and the leach pad and shop facilities. A swell factor of 1.4 was used to define the capacity of the dumps. Based on these designs, the total waste storage capacity is 90.4 million tonnes.

Mining Operations

Summary of Metallurgical and Heap Leach Analysis

Based on the characteristics of mineralization of an oxidized skarn type deposit, the process evaluation was determined on two options:

•

Crushed Ore to leach pad

•

Run of Mine Ore to leach pad

Initial evaluation has demonstrated that the additional capital cost of crushing and handling would be offset by increased Au recovery. Processing the pregnant solution is identical in both processes.

Summary Mining and Processing

The Cerro Jumil Project has been planned as an open-pit truck and shovel operation. The truck and shovel method provides reasonable cost benefits and selectivity for this type of deposit. Only open-pit mining methods are considered for mining at Cerro Jumil at this time.

Table 6 illustrates the mine production schedule by resource class. Table 7 illustrates the mine production schedule by annual equivalent Gold (Au).

Table 6 - Mine Production Schedule by Resource Class

		Yr -1	Yr 1	Yr 2	Yr 3	Yr 4	Yr 5	Yr 6	Yr 7	Total
Measured Ore Au Grade Au Ounces Ag Grade Ag Ounces	K Tonnes g Au/t K Oz Au g Ag/t K Oz Ag	0.8 0.26 0.0 - -	1,130.4 0.54 19.6 0.6 22	1,195.0 0.65 24.9 2.7 104	2,002.6 0.88 56.9 0.8 54	3,292.2 0.77 81.1 - -	2,693.5 0.74 63.7 0.4 33	426.3 1.06 14.5 4.6 64	- - - - -	10,740.8 0.76 260.8 0.8 276
Indicated Ore Au Grade Au Ounces Ag Grade Ag Ounces	K Tonnes g Au/t K Oz Au g Ag/t K Oz Ag	38.9 1.10 1.4 12.7 16	3,196.7 0.63 65.0 2.6 272	5,199.2 0.65 109.5 2.0 327	3,314.1 0.68 72.5 2.3 241	3,603.7 0.70 80.5 0.0 3	3,939.6 0.74 93.7 0.9 120	1,837.8 0.97 57.0 6.5 381	- - - - -	21,130.0 0.71 479.7 2.0 1,359
Inferred Ore Au Grade Au Ounces Ag Grade Ag Ounces	K Tonnes g Au/t K Oz Au g Ag/t K Oz Ag	692.3 0.51 11.3 18.5 412	2,769.6 0.34 30.6 28.4 2,525	905.8 0.53 15.5 0.7 20	720.5 0.35 8.1 0.3 7	424.1 0.44 5.9 0.1 1	666.9 0.45 9.6 3.7 80	177.9 0.26 1.5 12.0 69	- - - - -	6,357.1 0.40 82.5 15.2 3,114
Total Ore Mined Au Grade Au Ounces Ag Grade Ag Ounces	K Tonnes g Au/t K Oz Au g Ag/t K Oz Ag	732.0 0.54 12.7 18.2 428	7,096.6 0.50 115.2 12.4 2,819	7,300.0 0.64 149.9 1.9 451	6,037.2 0.71 137.4 1.6 302	7,320.0 0.71 167.6 0.0 4	7,300.0 0.71 167.0 1.0 232	2,442.0 0.93 73.1 6.5 514	- - - - -	38,227.8 0.67 822.9 3.9 4,749
Waste	K Tonnes	4,219.2	18,798.9	20,210.2	23,631.4	7,979.6	7,876.3	2,684.5	-	85,400.2
Total	K Tonnes	4,951.2	25,895.6	27,510.2	29,668.6	15,299.6	15,176.3	5,126.5	-	123,628.0
Strip Ratio	W:T	5.8	2.6	2.8	3.9	1.1	1.1	1.1		2.2

Table 7 - Mine Production Schedule by Annual Equivalent Gold (Au)

		Yr-1	Yr 1	Yr 2	Yr 3	Yr 4	Yr 5	Yr 6	Yr 7	Total
Tonnes Placed	K Tonnes	732	7,097	7,300	6,037	7,320	7,300	2,442	-	38,228
Grade Au Placed Ounces Au Placed Recovered Ounces Au Cumulative Au Recovery	g Au/t K Ozs Au K Ozs Au %	0.54 13 3 20.0%	0.50 115 71 57.2%	0.64 150 108 65.2%	0.71 137 99 67.5%	0.71 168 127 69.9%	0.71 167 125 70.9%	0.93 73 85 75.0%	- - -	0.67 823 617 0
Grade Au Placed Ounces Au Placed Recovered Ounces Au Cumulative Au Recovery	g Ag/t K Ozs Ag K Ozs Ag %	18.2 428 29 6.9%	12.4 2,819 586 19.0%	1.9 451 267 23.9%	1.6 302 118 25.0%	0.0 4 0 25.0%	1.0 232 27 24.3%	6.5 514 160 25.0%	- - -	3.9 4,749 1,187 0
Recoverable Ounces AuEq Recovered Ounces AueQ	K Ozs AuEq K Ozs AuEq	11 3	98 80	114 112	104 101	126 127	126 125	57 88	- -	637 637

Gold mineralization is spatially related to the skarn zone where one or more mineralized zones tend to be sub-parallel to the intrusive contact. Strong fracturing, faulting, and brecciation are associated with the zones of retrograde alteration and gold mineralization. The mineralized zone is strongly oxidized.

The basic process recommended for this project is heap leaching with dilute cyanide solutions to dissolve the precious metals followed by activated carbon adsorption in columns for primary recovery of the gold and silver from the leaching solutions.

The heap leach pad will be constructed in two phases designed ultimately to hold 42 million tons of heap leach ore with the potential for future expansion.

In previous studies four mining/processing cases were identified, two of these studies utilized contracted mining versus company owned mining operations. The company-owned mining cases produced the best economics and are assumed for the PEA update reducing the number of cases to two.

•

Crushed – Company owned mining fleet with crushed ore delivered to the leach pad

•

ROM – Company owned mining fleet with run-of-mine delivered to the leach pad

The production assumption is a 7,300,000-ore-tonnes-per-year processing using conventional open pit, drill, blast, load, and haul mining techniques and resulting in a 6-year mine life.

The PEA is preliminary in nature and includes inferred mineral resources that are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as mineral reserves, and there is no certainty that the PEA will be realized. Mineral resources that are not mineral reserves do not have demonstrated economic viability.

Summary Capital Cost

Total capital costs (including working capital) for the Crushing Option is estimated at US$134.2 million. Total capital costs (including working capital) for the ROM Option is estimated at US$120.2 million.

Summary Operating Cost

Total operating costs for the six year mining and operation life for the Crushing Option is estimated at US$332.1 million. For the same period total operating costs for the ROM Option is estimated at US$279.3 million. On a cash cost per ounce basis (net of silver credits), the costs are US$499 per ounce for the Crushing Option and US$477 per ounce for the ROM option.  Please refer to Appendix C of the PEA for further details on the operating cost breakdown.

Summary of NPV and IRR

Cash flow models were developed for two cases. Those two cases were as follows:

•

Base Case – Company owned mining fleet with crushed ore delivered to the leach pad

•

Option 1 – Company owned mining fleet with run-of-mine delivered to the leach pad

Preliminary economics include mining, processing, refining and transportation, general and administration costs resulting in the following:

Table 8 - Summary of NPV and IRR

Case	After-Tax Cash Flow (US$ X 106)	After-Tax NPV at 5% Discount Rate (US$ X 106)	Internal Rate of Return (IRR)	Payback Period (Years)
Crush Option	185.8	122.0	26%	3.6
ROM Option	161.1	106.5	27%	3.5

The following assumptions were made to develop the cash flows. They are as follows:

•

The mine production was based on the production schedules developed by Dyer (2011).

•

OPEX and CAPEX costs for mining were based on studies done by Dyer (2011).

•

Recoveries for the crushed option is 75% for Au and 25% for Ag as indicated by the process study (Lyntek, 2011).

•

Recoveries for the ROM option is 65% for Au and 25% for Ag as indicated by the process study (Lyntek, 2011).

•

Processing CAPEX and OPEX costs were estimated by Lyntek for the two processing options (Lyntek, 2011).

•

Construction and materials costs were estimated by Golder Associates for the Heap Leach pads (Khoury et al., 2011).

•

G&A costs and refining and transportation costs were utilized from the September 2009 technical report based on costs reported by similar operations as these can vary but do not have a significant impact on economics at this stage of the evaluation.

•

The Base Case utilizes a Company owned mining fleet with crushing as the processing method is the most favourable option.

Using the Base Case, sensitivities to changes in recovery, capital costs, operating costs and gold price were examined using the NPV at a 10% discount rate as the basis for comparison. Each of these factors was looked at in a range of ±10% of the base case values in increments of 5%.  Closing Costs of US$2 million were estimated as a lump sum based on similar size operations.

Sensitivities to NPV (10%) were run against changing recovery, capital costs, operating costs, and gold price. Base case assumptions are:

•

Base metal prices were set at US$1,150 per oz gold and US$21 per oz silver

•

Base Au Recovery was set at 75%

•

Base Ag Recovery was set at 25%

The results demonstrated:

•

The project is most sensitive to changes in recovery and gold price

•

The project is least sensitive to changes in CAPEX costs

•

A decrease in the gold price to about US$870 per ounce produces a zero NPV at a 10% discount rate in the base case

•

An increase of about 56% in operating costs produces an NPV equal to zero at a discount rate of 10%

•

A decrease in recovery of about 24% of Au will produce an NPV of zero at a 10% discount rate

Summary of Environmental Considerations

The General Law of Ecological Equilibrium and Environmental Protection (“LGEEPA”) regulates all environmental impacts. All activities that may significantly affect the environment are required to be submitted to the Dirección General de Impacto Ambiental and Environmental Impact Manifest (“MIA”). Mining projects must prepare an MIA according to the LGEEPA Environmental Impact Assessment Regulations.

Certain of the lands required for the proposed mining operations are categorized as forestlands. In order to conduct activities such as mining on these lands, it is necessary to apply for a permit to change the use status of the land. Once the land use status is changed to allow mining, the mining concession holder must pay compensation to the Mexican Forestry Fund based on the productivity classification of the land.

Esperanza has contracted with CAA, an environmental and remediation consulting company to carry out certain environmental studies. The primary study has been a fauna baseline study in support of changing the land status to mining. Esperanza recognized that this study must be expanded and updated before the MIA and the land status change permit applications can be filed with the appropriate authorities. Preparation and submission of a full MIA for mining operations will be concurrent with the completion of a bankable feasibility study.

Esperanza has collaborated with the INAH to conduct a detailed archaeological review of the site area. As a result, in January 2011 INAH issued a ruling that categorized the potential land use in three groups: (1) areas released for mining, (2) areas from which mining is excluded, and (3) areas for further study. Those areas falling into category 2, areas excluded from mining, encompass the top of the Cerro Jumil Project area. The mine plan presented in the PEA has incorporated this restriction. As of the date of the PEA, the areas for further study are being investigated by INAH.  See “Risk Factors”.

Mining Risks and Opportunities

Risks

The production schedule is aggressive with respect to the number of benches that are mined per year. This is being driven by the production rate that was selected. To achieve this sink rate, it will likely require that benches be combined. This would potentially create additional dilution that has not been modeled into the current block size.

The current model uses a 5m by 5m by 3m high block size. It is likely that the deposit would be mined on 5m to 7.5m benches. The model should be remodeled to use block heights that reflect the benches that would be mined so there is appropriate dilution included into the model. The width and the length of blocks should also reflect the dilution that will be realized from the size of equipment used to mine the deposit.

Opportunities

Waste dumps have been designed to contain the currently defined waste in dumps external to the pit designs. It may be possible to backfill a portion of the north pit reducing some haulage costs for mining the main deposit. Dump designs should be optimized with respect to back fill potential in future studies.

Recommendations and Budgets

One of the study scope objectives was developing recommendations and budgets for the scope of work necessary to proceed toward a feasibility study. The PEA recommended that the Company proceed with on-going exploration work, metallurgical test work and process testing, mine design work, geotechnical engineering field work to characterize the site, environmental permitting work, and land acquisition to develop the framework to develop a final feasibility study. The recommendations will focus on-going exploration, mine design including geotechnical work, process and metallurgical testing and geotechnical testing for site characterization. Table 9 summarizes, as of the date of the PEA, the estimated budgets required to complete the recommendations.

Table 9 - Estimated Budgets for the Recommended Work

Exploration Drilling and Support	$1,800,000
Metallurgical Testing	$130,000
Geotechnical Testing Pit Design	$120,000
Geotechnical Heap and foundations	$128,500
Permitting for Production	$75,000
Remodel Resource	$100,000
Feasibility Study	$300,000
Land Acquisition	$1,500,000
Total	$4,153,500

Exploration and Development

As a result of the positive PEA, the Company made the decision to take the project to the feasibility level of design. On-going activities consist of continued drilling to develop new resources, extensive metallurgical sampling and testing, geotechnical/pit-slope stability studies and negotiations with the local community for long-term access agreements.

DESCRIPTION OF SECURITIES BEING DISTRIBUTED

The Company is authorized to issue an unlimited number of Common Shares, of which, as at June 19, 2012, 51,482,321 Common Shares were outstanding.

This Prospectus is being filed for the purpose of qualifying the distribution of 27,214,000 Unit Shares and up to 13,607,000 Warrants, issuable upon the exercise or deemed exercise of the Special Warrants.  This Prospectus also qualifies any Penalty Shares and Penalty Warrants that are issuable pursuant to the Penalty Provision.

The Special Warrant Indenture provides that in the event of certain alterations of the outstanding Common Shares, including any subdivision, consolidation or reclassification, an adjustment shall be made to the terms of the Special Warrants such that the holders shall, upon exercise of the Special Warrants following the occurrence of any of those events, be entitled to receive the same number and kind of securities that they would have been entitled to receive had they exercised their Special Warrants prior to the occurrence of those events. No fractional Unit Shares or Warrants will be issued upon the exercise of the Special Warrants. The holding of Special Warrants does not make the holder thereof a shareholder of the Company or entitle the holder to any right or interest granted to shareholders. The Special Warrant Indenture provides that all holders of Special Warrants shall be bound by any resolution passed at a meeting of the holders of Special Warrants held in accordance with the provisions of the Special Warrant Indenture. The foregoing summary of certain provisions of the Special Warrant Indenture is not complete and is qualified in its entirety by reference to the provisions of the Special Warrant Indenture, which is available for review under the Company’s profile at www.sedar.com.

Common Shares

Holders of Common Shares of the Company are entitled to receive notice of any meetings of shareholders of the Company and to attend and to cast one vote per Common Share at all such meetings. Holders of Common Shares do not have cumulative voting rights with respect to the election of directors and, accordingly, holders of a majority of the Common Shares entitled to vote in any election of directors may elect all directors standing for election. Holders of Common Shares are entitled to receive on a pro rata basis such dividends, if any, as and when declared by the Company’s Board of Directors at its discretion from funds legally available therefor and upon the liquidation, dissolution or winding up of the Company are entitled to receive on a pro rata basis the net assets of the Company after payment of debts and other liabilities, in each case subject to the rights, privileges, restrictions and conditions attaching to any other series or class of shares ranking senior in priority to or on a pro rata basis with the holders of Common Shares with respect to dividends or liquidation. The Common Shares do not carry any pre-emptive, subscription, redemption or conversion rights, nor do they contain any sinking or purchase fund provisions.

Warrants

The Warrants will be issued pursuant to the terms of a Warrant Indenture dated May 24, 2012 (the “Warrant Indenture”) between the Company and Computershare Trust Company of Canada (the “Warrant Agent”). Each whole Warrant will entitle the holder to purchase one Warrant Share at a price of $1.80, subject to adjustment in certain circumstances, at any time prior to 4:59 p.m. (Vancouver time) on May 24, 2017, after which time the Warrants will expire and become null and void.

The Warrant Indenture provides that in the event of certain alterations of the outstanding Common Shares, including any subdivision, consolidation or reclassification, an adjustment shall be made to the terms of the Warrants such that the holders shall, upon exercise of the Warrants following the occurrence of any of those events, be entitled to receive the same number and kind of securities that they would have been entitled to receive had they exercised their Warrants prior to the occurrence of those events. No fractional Warrant Shares will be issued upon the exercise of the Warrants. The holding of Warrants does not make the holder thereof a shareholder of the Company or entitle the holder to any right or interest granted to shareholders. The Warrant Indenture provides that all holders of Warrants shall be bound by any resolution passed at a meeting of the holders of Warrants held in accordance with the provisions of the Warrant Indenture.

The foregoing summary of certain provisions of the Warrant Indenture is not complete and is qualified in its entirety by reference to the provisions of the Warrant Indenture, which is available for review under the Company’s profile at www.sedar.com.

CONSOLIDATED CAPITALIZATION

The following table sets forth the share capital, reserves and shareholders’ equity of the Company as at the dates indicated on an actual basis and as adjusted to give effect to the Offering.  The table should be read in conjunction with the unaudited interim financial statements of the Company as at and for the period ended March 31, 2012 and the related management’s discussion and analysis thereof, incorporated in each case by reference in this Prospectus.

($ in thousands)
	As at March 31, 2012	As at March 31, 2012 (after giving effect to the Offering(1))
Share capital	37,436 (51,432,321 Common Shares)	64,230 (78,646,321 Common Shares)
	(Nil Warrants)	(13,607,000 Warrants)
	(3,062,846 warrants(2))	(3,062,846 warrants(2))
	(3,826,000 stock options)	(3,826,000 stock options)
Reserves	9,128	11,337
Shareholders’ equity	20,090	49,093

_________________

Notes:

(1)

This assumes: (a) the exercise or deemed exercise of all 27,214,000 Special Warrants; (b) that the Penalty Provision has not been triggered; and (c) that no Warrants have been exercised for Warrant Shares.

(2)

Common Share purchase warrants issued pursuant to a private placement completed on December 22, 2010.  Each such warrant entitles the holder thereof to purchase one Common Share at a price of $2.75 until December 22, 2012.

USE OF PROCEEDS

The net proceeds to the Company from the sale of the Special Warrants, after deducting the aggregate Agents’ Fee and the estimated expenses of the Offering, including expenses relating to the preparation and filing of this Prospectus, are approximately $31.6 million.  The Company will not receive any additional proceeds from the exercise or deemed exercise of the Special Warrants.

The net proceeds from the Offering, and the Company’s current cash on hand of approximately $14 million (as of May 31, 2012), will allow the Company to continue the development of the Cerro Jumil Project and further explore the area, which is currently the strategic focus of the Company.  While expected capital and operating costs remain under evaluation, the Company is currently progressing development of the Cerro Jumil Project pursuant to the PEA which contemplates pre-production capital costs of approximately $100 million to $114 million to construct a mine, as disclosed in the PEA.

The Company intends to use the net proceeds of this Offering for the following principal purposes:

Description of Expenditure	Approximate Cost

Completing the remaining required work to produce a feasibility study and completing a feasibility study on the Cerro Jumil Project, as disclosed in the PEA, expected to be completed by the end of 2012.

$1.6 million
Completing land acquisition and permitting for the Cerro Jumil Project, as disclosed in the PEA, expected to be completed by the end of 2012.	$1.5 million
General corporate and working capital over the coming 18 months.	$3 million
Funding a portion of capital costs for the Cerro Jumil Project, as disclosed in the PEA and as will be determined as the project is advanced, over the coming 18 months.	$25.5 million

The Company currently plans to use its current cash on hand of approximately $14 million (as of May 31, 2012) to: (i) fund severance payments to certain former employees of the Company owing under the Company’s Employment Termination Compensation Plan as a result of management changes which were announced in May, 2012, estimated to cost up to approximately $1.2 million; and (ii) fund an additional portion of the capital costs of the Cerro Jumil Project as disclosed in the PEA, and as will be determined over the coming 18 months, with the estimated remaining funds of at least approximately $12.8 million.

Management of the Company believes that the PEA warranted undertaking the Offering to raise funds for the capital costs of the Cerro Jumil Project in advance of the completion of the feasibility study. Assuming the outcome of the feasibility study is positive, a portion of the net proceeds of the Offering will be used to finance part of the capital costs of the Cerro Jumil Project.  Management expects the feasibility study to be completed by the end of 2012. There can be no assurance that the outcome of the feasibility study will be positive. The Company has no definitive plans for the aggregate amount of $38.3 million allocated above to capital costs if the outcome of the feasibility study is such that management determines, for any reason, not to proceed with the Cerro Jumil Project. In such event, any expenditure of such net proceeds shall be at the discretion of management of the Company, and there can be no assurance as of the date of this Prospectus as to how such funds will be expended.  See “Risk Factors”.

In order to complete development and construction of a mine at the Cerro Jumil Project pursuant to the PEA and taking into account cash on hand and net proceeds from this Offering, the Company will require additional financing of approximately between $60 million and  $75 million. In the event that the outcome of the feasibility study is positive, the Company intends to raise the balance of the funds required through project debt financing, a credit facility or alternative debt financing.  There is no assurance that such additional financing will be available on terms acceptable to the Company or at all.  See “Risk Factors”.

Although the Company intends to use net proceeds of the Offering as stated above, there may be circumstances where, for business and operations reasons, a reallocation of funds may be necessary, as may be determined at the discretion of management of the Company.  See “Risk Factors”.

The Company has negative operating cash flow and it is expected that a portion of the net proceeds from the Offering will be used for working capital to fund negative operating cash flow.  See “Risk Factors”.

PRIOR SALES

The following table sets out the details concerning the Common Shares, and securities convertible into Common Shares or Warrants, issued by the Company for the 12 months prior to the date of this Prospectus.

Date of Issue/Grant	Price/Exercise Price per Common Share	Number and Type of Securities	Reason for Issuance

January 5, 2011

March 16, 2011

March 28, 2011

April 20, 2011

May 9, 2011

May 9, 2011

June 10, 2011

July 11, 2011

July 14, 2011

November 22, 2011

February 9, 2012

May 24, 2012

June 11, 2012

June 12, 2012

June 12, 2012

$1.75 $1.40 $1.40 $1.56 $1.56 $1.56 $1.49 $0.69 $1.43 $1.01 $1.75 $1.25 $0.69 $1.25 N/A

262,700 Common Shares

100,000 Common Shares

100,000 Common Shares

 75,000 Common Shares

100,000 Common Shares

75,000 Common Shares

779,500 stock options

10,000 Common Shares

2,000 Common Shares

200,000 stock options

400,000 Common Shares

27,214,000 Special Warrants

50,000 Common Shares

2,800,000 stock options

3,225,000 restricted shares units

Exercise of warrants

Exercise of stock options

Exercise of stock options

Exercise of stock options

Exercise of stock options

Exercise of stock options

Grant of stock options

Exercise of stock options

Exercise of stock options

Grant of stock options

Exercise of warrants

Closing of the Offering

Exercise of stock options

Grant of stock options

Grant of restricted share units

TRADING PRICE AND VOLUME

The Common Shares are listed for trading on the TSXV under the symbol “EPZ”. The following table sets forth information relating to the trading of the Common Shares on the TSXV on a monthly basis for the 12 months prior to the date of this Prospectus.

Month	High(1)	Low(1)	Volume(2)
June 1 to 19, 2012	$1.22	$1.04	925,150
May, 2012	$1.40	$1.01	1,705,873
April, 2012	$1.54	$1.22	406,025
March, 2012	$1.66	$1.27	682,928
February, 2012	$1.75	$1.52	1,564,604
January, 2012	$1.82	$1.19	1,277,553
December, 2011	$1.37	$1.04	1,790,763
November, 2011	$1.45	$1.00	1,562,258
October, 2011	$1.50	$1.18	838,549
September, 2011	$1.74	$1.31	1,272,916
August, 2011	$1.64	$1.30	1,154,865
July, 2011	$1.80	$1.40	852,257

_________________

Notes:

(1)

High and low daily trading prices in the month.

(2)

Total volume traded in the month.

PLAN OF DISTRIBUTION

This Prospectus is being filed in the Qualifying Jurisdictions to qualify the distribution of 27,214,000 Unit Shares and 13,607,000 Warrants issuable upon the exercise or deemed exercise of 27,214,000 Special Warrants.

On the Closing Date and pursuant to the terms of the Agency Agreement, the Company completed the Offering of a total of 27,214,000 Special Warrants at the Offering Price pursuant to prospectus exemptions under applicable securities legislation. Pursuant to the Agency Agreement, the Company appointed the Agents as its exclusive agents to offer for sale to the public, on a “best efforts” basis, the Special Warrants in the Qualifying Jurisdictions. The Offering Price was determined by arm’s length negotiation between the Company and the Co-Lead Agents, on behalf of the Agents.

The Agents received a commission equal to 6% of the gross proceeds from the sale of the Special Warrants, excluding the subscription by William Pincus, the Chairman of the Company, for 20,000 Special Warrants. The aggregate gross proceeds of the Offering were $34,017,500, which amount, less the Agents’ Fee, has been paid to the Company. In addition, pursuant to the Agency Agreement, the Company reimbursed the Agents for certain expenses, including legal and certain out-of-pocket expenses incurred in connection with the Offering. Other than the Agents’ Fee and the fee of $550,000 paid by the Company to National Bank Financial Inc. for acting as financial advisor to the Company in connection with the Offering (which amount was not paid out of the proceeds of the Offering), the Agents have not and will not receive any other fee or commission from the Company in connection with the completion of the Offering or the exercise of the Special Warrants.

The Special Warrants were issued pursuant to the terms of the Special Warrant Indenture.  Each Special Warrant entitles the holder thereof to receive one Unit, subject to adjustment in certain circumstances as set forth in the Special Warrant Indenture and the Penalty Provision, upon the exercise or deemed exercise of the Special Warrant without payment of any additional consideration or further action on the part of the holder.  Any Special Warrants that have not been exercised prior to the Automatic Exercise Date will be deemed to be exercised on the Automatic Exercise Date in accordance with the terms of the Special Warrant Indenture.

In the event that a holder of Special Warrants exercises such securities prior to the Automatic Exercise Date, the Unit Shares and Warrants issued upon exercise of such Special Warrants will be subject to statutory hold periods under applicable securities legislation and shall bear such legends as required by securities laws.

In the event that the Qualification Date has not occurred on or before the Qualification Deadline, each Special Warrant shall thereafter entitle the holder to receive upon exercise, for no additional consideration, 1.05 Unit Shares (instead of one Unit Share) and 0.525 of one Warrant (instead of 0.5 of one Warrant). This Prospectus also qualifies the distribution of up to 1,360,700 Penalty Shares and 680,350 Penalty Warrants issuable pursuant to the Penalty Provision, if applicable, for a total of up to 28,574,700 Unit Shares and 14,287,350 Warrants.  In the event that the Company has not obtained the Receipt prior to the Qualification Deadline, it has agreed with the Agents to continue to use its best efforts to obtain the Receipt as soon as possible following the Qualification Deadline and prior to September 25, 2012.

The Special Warrants and the Warrants have not been, and will not be, registered under the U.S. Securities Act or any state securities laws and may not be exercised by or on behalf of a U.S. Person or a person in the United States unless an exemption from the registration requirements of the U.S. Securities Act and applicable state securities laws is available. Accordingly, the Unit Shares, Warrants and Warrant Shares will bear appropriate legends evidencing the restrictions on the offering, sale and transfer of such securities.

The Offering was conducted through the book based system and the Special Warrants (other than those issued to U.S. purchasers and certain foreign purchasers who received definitive certificates) were issued in registered form to CDS and deposited with CDS on the Closing Date. The Unit Shares and Warrants issued upon exercise or deemed exercise of the Special Warrants will also be held by CDS and a purchaser of the Special Warrants (other than U.S. purchasers and the foreign purchasers who received definitive certificates) will not receive definitive certificates representing the Unit Shares and Warrants.

Pursuant to the Agency Agreement, the Company has agreed, for a period of 120 days from the Closing Date, to not offer, sell, issue or negotiate or enter into any agreement to offer, sell or issue (or announce any intention to do so) any Common Shares or financial instruments convertible or exchangeable into Common Shares without the prior written consent of the Co-Lead Agents, such consent not to be unreasonably withheld, except in conjunction with: (i) the grant or exercise of stock options and other similar issuances pursuant to the share incentive plans of the Company and other existing share compensation arrangements; and (ii) the exercise of outstanding warrants or other convertible securities.

Pursuant to the Agency Agreement, the Company has also agreed to indemnify the Agents, their respective affiliates and their respective directors, officers, employees and partners against certain liabilities.

The outstanding Common Shares are currently listed on the TSXV under the symbol “EPZ”. On May 1, 2012, the last trading day before the announcement of the Offering, the closing price of the Common Shares on the TSXV was $1.40.  The TSXV has approved the Offering, including the listing of the Unit Shares and Warrant Shares.  The TSXV has conditionally approved the listing of the Warrants.  Listing of the Warrants is subject to the Company fulfilling all of the listing requirements of the TSXV.

CANADIAN FEDERAL INCOME TAX CONSIDERATIONS

In the opinion of Blake, Cassels & Graydon LLP, counsel to the Company, the following is a general summary, as of the date hereof, of the principal Canadian federal income tax considerations under the Income Tax Act (Canada) (the “Tax Act”) generally applicable to a beneficial owner of Special Warrants who acquires Unit Shares and Warrants, pursuant to the exercise or deemed exercise of Special Warrants and who, for the purposes of the application of the Tax Act and at all relevant times: (i) is, or is deemed to be resident in Canada; (ii) deals at arm’s length and is not affiliated with the Company or the Agents; and (iii) holds the Special Warrants, and will hold any Unit Shares and Warrants as capital property. Persons meeting all such requirements are referred to as a “Holder” or “Holders” herein, and this summary only addresses such Holders. Special Warrants, Unit Shares and Warrants will generally be capital property to a Holder unless they are held in the course of carrying on a business of trading or dealing in securities or were acquired in one or more transactions considered to be an adventure in the nature of trade. Holders whose Unit Shares do not otherwise qualify as capital property may in certain circumstances make an irrevocable election in accordance with subsection 39(4) of the Tax Act to have their Unit Shares, and every other “Canadian security” (as defined in the Tax Act) owned by such Holder in the taxation year of the election and in all subsequent taxation years be deemed to be capital property. Holders whose Unit Shares might not otherwise be considered to be capital property should consult their own tax advisors concerning this election.  Such election is not available in respect of Special Warrants or Warrants.

This summary is not applicable to a Holder (i) that is a “financial institution”, as defined in the Tax Act for the purpose of the mark-to-market rules; (ii) an interest in which would be a “tax shelter investment”, as defined in the Tax Act; (iii) that is a “specified financial institution”, as defined in the Tax Act; or (iv) that has made an election under the Tax Act to determine its Canadian tax results in a foreign currency. Such Holders should consult their own tax advisors with respect to their own particular circumstances.

This summary is based upon the current provisions of the Tax Act and the regulations thereunder (the “Regulations”), all specific proposals to amend the Tax Act or the Regulations that have been publicly announced by, or on behalf of, the Minister of Finance (Canada) prior to the date hereof (the “Proposed Amendments”), and counsel’s understanding of the current published administrative policies and assessing practices of the Canada Revenue Agency (the “CRA”). No assurance can be given that the Proposed Amendments will be enacted in the form proposed, or at all. This summary is not exhaustive of all possible Canadian federal income tax considerations and, except as mentioned above, does not take into account or anticipate any changes in law, administrative policy or assessing practice, whether by legislative, regulatory, administrative, governmental or judicial decision or action, nor does it take into account the tax laws of any province or territory of Canada or of any jurisdiction outside of Canada, which may differ significantly from the Canadian federal income tax considerations discussed herein.

This summary is of a general nature only and is not intended to be, nor should it be construed to be, legal or tax advice to any particular Holder. Accordingly, Holders should consult their own tax advisor having regard to their own particular circumstances.

Acquisition of Unit Shares and Warrants Pursuant to Special Warrants

A Holder of a Special Warrant will not realize any gain or loss upon the acquisition of a Unit Share and one-half of one Warrant pursuant to the provisions of the Special Warrant Indenture. Holders will be required to allocate on a reasonable basis their cost of the Special Warrant between the Unit Share and one-half of one Warrant in order to determine their respective costs for purposes of the Tax Act.

For its purposes, the Company intends to allocate $1.06 to each Unit Share and $0.19 to the one-half of one Warrant. Although the Company believes that its allocation is reasonable, it is not binding on the CRA or the Holder. The Holder’s adjusted cost base of the Unit Share comprising a part of each Unit will be determined by averaging the cost allocated to the Unit Share with the adjusted cost base to the Holder of all Common Shares owned by the Holder as capital property immediately prior to such acquisition.

Exercise or Expiry of Warrants

No gain or loss will be realized by a Holder upon the exercise of a Warrant to acquire a Warrant Share. When a Warrant is exercised, the Holder’s cost of the Warrant Share acquired thereby will be the aggregate of the Holder’s adjusted cost base of such Warrant and the exercise price paid for the Warrant Share. The Holder’s adjusted cost base of the Warrant Share so acquired will be determined by averaging such cost with the adjusted cost base to the Holder of all Common Shares owned by the Holder immediately prior to such acquisition. The expiry of an unexercised Warrant will generally result in a capital loss to the Holder equal to the adjusted cost base of the Warrant to the Holder immediately before its expiry. See the discussion below under heading “Taxation of Capital Gains and Capital Losses”.

Dispositions of Unit Shares, Warrant Shares, and Warrants

Upon a disposition or deemed disposition of a Unit Share or a Warrant Share or a Warrant (other than a disposition arising on the exercise or expiry of a Warrant), a capital gain (or loss) will generally be realized by a Holder in the year of disposition to the extent that the proceeds of disposition, net of any reasonable costs of disposition, exceed (or are less than) the adjusted cost base of the Unit Share, the Warrant Share or the  Warrant, as the case may be, to the Holder immediately before the disposition. Any such capital gain (or capital loss) will be subject to the treatment described below under “Taxation of Capital Gains and Capital Losses”.

Taxation of Capital Gains and Capital Losses

Generally, a Holder is required to include in computing its income for a taxation year one-half of the amount of any capital gain (a “taxable capital gain”) realized in the year. Subject to and in accordance with the provisions of the Tax Act, a Holder is required to deduct one-half of the amount of any capital loss (an “allowable capital loss”) realized in a taxation year from taxable capital gains realized in the year by such Holder. Allowable capital losses in excess of taxable capital gains may be carried back and deducted in any of the three preceding years or carried forward and deducted in any following taxation year against taxable capital gains realized in such year to the extent and under the circumstances described in the Tax Act.

The amount of any capital loss realized by a Holder that is a corporation on a disposition of Unit Shares or Warrant Shares may, in certain circumstances, be reduced by the amount of dividends received or deemed to have been received by it on such Unit Shares or Warrant Shares, as the case may be, to the extent and under the circumstances specified in the Tax Act. Similar rules may apply where a Unit Share or a Warrant Share is owned by a partnership or trust of which a corporation, trust or partnership is a member or beneficiary. Holders to whom these rules may be relevant should consult their own tax advisors.

A Holder that is throughout the year a “Canadian-controlled private corporation” (as defined in the Tax Act) may be liable for a 6 2/3% tax, a portion of which may be refundable, on certain investment income including amounts in respect of taxable capital gains.

Dividends

Dividends received or deemed to be received by a Holder on the Unit Shares or the Warrant Shares will be included in computing the Holder’s income for purposes of the Tax Act. In the case of a Holder that is an individual (other than certain trusts), such dividends will be subject to the gross-up and dividend tax credit rules normally applicable to taxable dividends received from taxable Canadian corporations, including the enhanced gross-up and dividend tax credit provisions where the Company provides notice to the recipient designating the dividend as an “eligible dividend” for purposes of the Tax Act. There may be limitations on the ability of the Company to designate dividends as “eligible dividends” and the Company has made no commitment in this regard. Dividends received or deemed to be received on the Unit Shares or the Warrant Shares by a Holder that is a corporation will generally be deductible in computing its taxable income.

“Private corporations” (as defined in the Tax Act) and certain other corporations controlled by or for the benefit of an individual (other than a trust) or related group of individuals (other than trusts) generally will be liable to pay a refundable tax of 33 1/3% on dividends received or deemed to be received on the Unit Shares or the Warrant Shares to the extent that such dividends are deductible in computing the corporation’s taxable income. Holders to whom these rules may be relevant should consult their own tax advisors.

Minimum Tax

Capital gains realized and dividends received by a Holder that is an individual or a trust, other than certain specified trusts, may give rise to minimum tax under the Tax Act. Holders should consult their own tax advisors with respect to the application of minimum tax.

ELIGIBILITY FOR INVESTMENT

In the opinion of Blake, Cassels & Graydon, LLP, counsel to the Company, provided that the Unit Shares and the Warrant Shares are listed on a “designated stock exchange” as defined in the Tax Act (which currently includes the TSXV) at the particular time or the Company otherwise qualifies as a “public corporation” (as defined in the Tax Act) at the particular time, the Unit Shares and Warrant Shares will, at that time, be qualified investments under the Tax Act and the Regulations for trusts governed by registered retirement savings plans (“RRSPs”), registered retirement income funds (“RRIFs”), deferred profit sharing plans, registered education savings plans, registered disability savings plans and tax-free savings accounts (“TFSAs”), all as defined in the Tax Act (collectively, “Deferred Plans”).

Provided that the Warrant Shares are qualified investments for Deferred Plans as described above at a particular time, the Warrants, at that time, will also be qualified investments at the particular time for any Deferred Plan provided that at that time neither the Company, nor any person with whom the Company does not deal with at arm’s length for the purposes of the Tax Act, is an annuitant, a beneficiary, an employee or a subscriber under, or a holder of, such Deferred Plan.

The Warrants will also be qualified investments for Deferred Plans at a particular time, provided the Warrants, at that time, are listed on a designated stock exchange.

Notwithstanding the foregoing, if the Unit Shares, the Warrant Shares or the Warrants are “prohibited investments” for a TFSA, RRSP or RRIF (a “Registered Plan”) for purposes of the Tax Act, the holder or annuitant of the Registered Plan, as the case may be, will be subject to a penalty tax. A Unit Share, Warrant Share or Warrant will generally not be a “prohibited investment” unless the holder of the TFSA, or the annuitant of the RRSP or RRIF, as applicable, does not deal at arm’s length with the Company for the purposes of the Tax Act or the holder of the TFSA, or the annuitant of the RRSP or RRIF, as applicable, has a “significant interest”, within the meaning of the Tax Act, in either the Company or in a corporation, partnership or trust with which the Company does not deal at arm’s length for the purposes of the Tax Act.

Investors should consult their own tax advisors as to whether a Unit Share, a Warrant Share or a Warrant, as the case may be, will be a prohibited investment for a Registered Plan in their particular circumstances.

RISK FACTORS

Investors should carefully consider the risks set out below and other information contained in or incorporated by reference in this short form prospectus, including those risks contained in the Form 20-F under the heading “Risk Factors”.  The operations of the Company are highly speculative due to the high-risk nature of its business, which is the acquisition, financing, exploration and development of mineral properties.  The risks and uncertainties set out below and incorporated by reference herein are not the only ones facing the Company.  Additional risks and uncertainties not currently known to the Company, or that the Company currently deems immaterial, may also impair the Company’s operations.  If any of the risks actually occur, the Company’s business, financial condition and operations could be adversely affected.  As a result, the trading price of the Common Shares could decline and investors could lose part or all of their investment.  The Company’s business is subject to significant risks and past performance is no guarantee of future performance.

Risks Related to the Offering

Use of Proceeds

The Company currently intends to allocate the net proceeds received from the Offering as described under “Use of Proceeds” in this Prospectus. However, management will have discretion in the actual application of the net proceeds and may elect to allocate proceeds differently from as described in “Use of Proceeds” if it is believed it would be in the best interests of the Company to do so as circumstances change. The failure by management to apply these funds effectively could have a material adverse effect on the business of the Company.

Unallocated Proceeds if Feasibility Study not Positive

Management expects the feasibility study to be completed by the end of 2012.  Management intends to use approximately $38.3 million of the net proceeds of the Offering and current cash on hand to finance the capital costs of the Cerro Jumil Project if the results of the feasibility study are positive. See ‘‘Use of Proceeds’’. There can be no assurance that the outcome of the feasibility study will be positive. The Company has no definitive plans for the expenditure of the $38.3 million allocated from net proceeds of the Offering and current cash on hand if the feasibility study is not positive and management determines not to proceed with the Cerro Jumil Project in accordance with the PEA. In such event, any expenditure of such funds shall be at the sole discretion of management, and there can be no assurance as of the date of this Prospectus as to how such funds will be expended.

Additional Financing

The Company will require additional capital in the future and no assurance can be given that such capital will be available on terms acceptable to the Company or at all. The currently available funds of the Company will not be sufficient to finance the development capital costs of the Cerro Jumil Project as disclosed in the PEA. Accordingly, the Company will need to raise further equity and/or debt financing to fund development of the Cerro Jumil Project. The success and the pricing of any such equity and/or debt financing will be dependent upon the prevailing market conditions at that time, the outcomes of the feasibility study or any other relevant studies and exploration programs at the Cerro Jumil Project. If additional capital is raised by an issue of securities, this may have the effect of diluting shareholders’ interests in the Company. Any debt financing, if available, may involve financial covenants which limit the Company’s operations. If the Company cannot obtain such additional capital, it may not be able to complete the development of the Cerro Jumil Project which would have a materially adverse effect on its business, operating results and financial condition.

Market Price of Securities

There can be no assurance that an active market for the Common Shares or Warrants will be sustained after the Closing Date or the Qualification Date. Securities of small-cap and mid-cap companies have experienced substantial volatility in the recent past, often based on factors unrelated to the financial performance or prospects of the companies involved. These factors include macroeconomic developments in North America and globally and market perceptions of the attractiveness of particular industries. The price of the Common Shares and/or Warrants is also likely to be significantly affected by short-term changes in gold and other precious metal prices, the U.S. dollar, the Mexican Peso, the Canadian dollar, and the Company’s financial condition or results of operations as reflected in its financial statements. Other factors unrelated to the performance of the Company that may have an effect on the price of the Common Shares and/or Warrants include the following: the extent of analytical coverage available to investors concerning the business of the Company may be limited if investment banks with research capabilities do not follow the Company’s securities; lessening in trading volume and general market interest in the Company’s securities may affect an investor’s ability to trade significant numbers of Common Shares and/or Warrants; the size of the Company’s public float may limit the ability of some institutions to invest in the Company’s securities; and a substantial decline in the price of the Common Shares and/or Warrants that persists for a significant period of time could cause the Company’s securities, if listed on an exchange, to be delisted from such exchange, further reducing market liquidity.

As a result of any of these factors, the market price of the Common Shares and/or Warrants at any given point in time may not accurately reflect the long-term value of the Company.  Class action litigation often has been brought against companies following periods of volatility in the market price of their securities. The Company may in the future be the target of similar litigation. Securities litigation could result in substantial costs and damages and divert management’s attention and resources.

Dilution to Common Shares

As of May 23, 2012 (the day prior to the issuance of the Special Warrants), the Company had 51,432,321 Common Shares, 3,826,000 stock options and 3,062,846 share purchase warrants issued and outstanding. Following the Automatic Exercise Date, assuming that the Penalty Provision has not been triggered, there will be an additional 27,214,000 Common Shares and 13,607,000 Warrants issued and outstanding. See “Description of Securities Being Distributed”. The increase in the number of Common Shares and Warrants issued and outstanding, and the sale of the Common Shares and Warrants, may have a depressive effect on the price of the Common Shares. In addition, as a result of such additional Common Shares and Warrant Shares, the voting power of the Company’s existing shareholders will be diluted.

Negative Operating Cash Flow

The Company reported negative cash flow from operations for the year ended December 31, 2011 and for the three month period ended March 31, 2012.  It is anticipated that the Company will continue to report negative operating cash flow in future periods, likely until one or more of its mineral properties are placed into production. It is expected that a portion of the net proceeds from the Offering will be used for working capital to fund negative operating cash flow. See “Use of Proceeds”.

Inability to Enforce Legal Rights

Substantially all of the Company’s assets are located outside of Canada.  It may not be possible for investors to enforce judgments in Canada against the Company’s assets.

Risks Related to the Company and its Business

Dependence on One Mineral Project

The Company’s only material mineral property is the Cerro Jumil Project. As a result, unless the Company acquires additional properties or projects, any adverse developments affecting this project or the Company’s rights to develop this property could materially adversely affect the Company’s business, financial condition and results of operations.

Uncertainty of Mineral Resource Estimates

There are numerous uncertainties inherent in estimating mineral resources and mineral reserves and the future cash flows that might be derived from their production. Accordingly, the figures for mineral resources contained in this Prospectus are estimates only. The estimation of mineralization is a subjective process and the accuracy of estimates is a function of quantity and quality of available data, the accuracy of statistical computations, and the assumptions and judgments made in interpreting engineering and geological information. In respect of mineral resource estimates, no assurance can be given that the anticipated tonnage and grades will be achieved, that the indicated level of recovery will be realized or that mineral resources will be upgraded to mineral reserve categories or mined or processed profitably. In addition, in respect of future cash flows, actual cash flows may differ materially from estimates. Estimates of mineral resources, and future cash flows to be derived from the production of such mineral resources necessarily depend upon a number of variable factors and assumptions, including, among others, geological and mining conditions that may not be fully identified by available exploration data or that may differ from experience in current operations, historical production from the area compared with production from other producing areas, the assumed effects of regulation by governmental agencies and assumptions concerning metal prices, exchange rates, interest rates, inflation, operating costs, development and maintenance costs, reclamation costs and the availability and cost of labour, equipment, raw materials and other services required to mine and refine the ore. Estimates may have to be recalculated based on changes in mineral prices or further exploration or development activity. This could materially and adversely affect estimates of the volume or grade of mineralization, estimated recovery rates or other important factors that influence estimates. Market price fluctuations for minerals, increased production costs or reduced recovery rates, or other factors can adversely affect the economic viability of a project. There can be no assurance that mineral recoveries in small scale laboratory tests will be duplicated in larger scale tests under on-site conditions or during productions. For these reasons, estimates of the Company’s mineral resources in this Prospectus, including classifications thereof based on probability of recovery and any estimates of future cash flows expected from the production of those mineral resources may vary substantially. The actual volume and grade of mineral resources mined and processed and the actual cash flows derived from that production, may not be as currently anticipated in such estimates. If the Company’s actual mineral resources or cash flows are less than its estimates, its results of operations and financial condition may be materially impaired and there could be an adverse affect on the value of the securities of the Company.

Uncertainty of Inferred Mineral Resources

Inferred mineral resources that are not mineral reserves do not have demonstrated economic viability and are considered too speculative geologically to have economic considerations applied to them to enable them to be categorized as mineral reserves. The estimates of mineral resources contained in this Prospectus contain estimates of inferred mineral resources. Due to the uncertainty that may attach to inferred mineral resources, there is no assurance that the estimated tonnage and grades as stated will be achieved or that they will be upgraded to measured and indicated mineral resources or proven and probable mineral reserves as a result of continued exploration.

Lack of Mineral Reserves

The Company currently has no proven or probable mineral reserves on any of its properties.  It is not certain that mineral reserves will be discovered in sufficient quantities and grade to justify commercial operations.  Substantial expenditures are required to establish mineral reserves through drilling and analysis.  Whether a mineral deposit will be commercially viable depends on a number of factors, some of which are; the particular attributes of the deposit, such as size, grade, metallurgical recovery and proximity to infrastructure, metal prices, which can be highly cyclical and extremely volatile, and government regulations, including regulations relating to prices, taxes, royalties, land tenure, land use, importing and exporting of minerals and environmental protection.  If the Company is unable to establish proven and probable mineral reserves in sufficient quantities to justify commercial operations, it will be unable to develop a mine and its financial condition and results of operations could be adversely affected.

Title to Properties

The Company’s mineral property interests may be subject to prior unrecorded agreements or transfers or other land claims and title may be affected by undetected defects. There may be valid challenges to the title of the Company’s properties, which, if successful, could cause the Company to lose its rights and impair development and/or operations. In addition, mineral properties may be leased and may be subject to defects in title. This could result in the Company not being compensated for any prior expenditures relating to its properties. While the Company intends to take all reasonable steps to maintain title to its mineral properties, there can be no assurance that it will be successful in extending or renewing mineral rights on or prior to expiration of their term. No assurances can be given that title defects to the properties in which the Company has an interest do not exist. If title defects exist, it is possible that the Company may lose all or a portion of its right, title and interest in and to the properties, which would have an adverse impact on the Company.

Permits and Licenses

The Company will require a number of permits and licenses from various levels of governmental authorities in connection with its current development program at the Cerro Jumil Project as well as conducting future operations at the Cerro Jumil Project. Necessary permits and licenses including surface rights access and use, environmental impact authorization, forestry land use change authorization, concession for the use of national waters, concession for the occupation of national assets, discharge permit, hazardous waste register, land use license, and a permit for the use of explosives, will be required in order to proceed to development.

The Company is taking a proactive approach to obtaining necessary permits by, for example, planning to seek future operations permits based on environmentally responsible mining practices. Government approvals, approval of members of surrounding communities and permits and licenses are currently and will in the future be required in connection with the operations of the Company. The Company cannot be certain that it will receive the necessary permits, licenses and approvals or on acceptable terms required to conduct exploration and to develop any properties that it may acquire from time to time. The failure to obtain such permits, licenses or approvals, delays in obtaining such permits, licenses or approvals, failure to comply with such permits, licenses or approvals, or challenges to issuance by third parties could increase the Company’s costs and delay its activities, and could adversely affect the business or operations of the Company. To the extent such permits, licenses or approvals are required and not obtained, or not obtained on a timely basis, the Company may be curtailed or prohibited from continuing mining operations or from proceeding with planned exploration or development of mineral properties.

Certain site areas of the Cerro Jumil Project have been reviewed by INAH.  Certain areas are currently categorized as “areas for further study” and the Company has commenced the process with INAH to have these areas reviewed. There is no assurance that these areas under review will be moved into the category of “areas released for mining”, and in such event, the placement of certain mine site infrastructure contemplated in the PEA, including a portion of the leach pad facility, will need to be relocated within the mine site.

Risks Relating to Inadequate Infrastructure

Exploration, development and ultimately mining and processing activities depend to one degree or another, on the availability of adequate infrastructure. Reliable air service, roads, power sources and water supply are significant contributors in the determination of capital and operating costs. Inadequate infrastructure could significantly delay or prevent the Company exploring and developing its project and could result in higher costs. While the Company does not currently experience any limitations with respect to infrastructure concerns, there is no guarantee that this will always be the case.

Foreign Operations

The Company’s only material mineral property is located in Mexico and the Company’s operations are therefore subject to Mexican federal and state laws and regulations. The risks normally associated with the conduct of business in foreign countries include various levels of political, economic and other risks and uncertainties. Such risks may include, but are not limited to: local economic instability, restrictions on foreign ownership and activities, limitations on repatriation of earnings or other currency controls, limitations on silver or gold exports, labour unrest, invalidation of governmental orders and permits, corruption, sovereign risk, war (including neighbouring states), civil disturbances and terrorist activity, unanticipated changes in laws or policies, the failure of foreign parties to honour contractual relations, foreign taxation, delays or inability to obtain necessary governmental permits, and opposition to mining from environmental or other nongovernmental organizations. These risks may limit or disrupt the Company’s consolidated operations, restrict the movement of funds or result in the deprivation of contractual rights or the taking of property by nationalization or expropriation without fair compensation.

The Company believes that the current attitude of the Mexican government to foreign investment is favourable, however shifts from the current regulatory, economic and political climate cannot be predicted and could have an adverse effect on the affairs of the Company.

Furthermore, the Company may acquire or invest in additional properties located in less stable jurisdictions in the future and, as such, the operations of the Company are and may increasingly be exposed to various levels of political, economic and other risks and uncertainties. These risks and uncertainties include, but are not limited to: terrorism; hostage taking; military repression; fluctuations in currency exchange rates; high rates of inflation; labour unrest; the risks of war or civil unrest; expropriation and nationalization; renegotiation or nullification of existing concessions, licenses, permits and contracts; challenges by third parties; illegal mining; changes in taxation policies; and changing political conditions and governmental regulations, including changing environmental, mining and property rights legislation.

Government Regulation

Operations, development and exploration on the Company’s properties are affected by government regulations relating to matters such as environmental protection, health, safety and labour, mining law reform, tax increases, maintenance of claims, tenure, and expropriation of property.  There is no assurance that future changes in such regulations, if any, will not adversely affect the Company’s operations.  The activities of the Company require licenses and permits from various governmental authorities.  While the Company currently has been granted the requisite licenses and permits to enable it to carry on its existing business and operations, there can be no assurance that the Company will be able to obtain all the necessary licenses and permits which may be required to carry out exploration, development and mining operations for its projects.

Surface Rights

The Company may require additional surface rights to exploit the resources on its properties. The Company may need to negotiate with private landowners and ejidos for the additional surface rights it may require.  Surface rights may also be regulated and restricted by applicable law.  There is no assurance that the Company will be able to obtain the required surface rights to allow it to develop its properties and establish commercial mining operations.

Environmental Risks and Other Hazards

All phases of a company’s mining operations are typically subject to environmental regulation in the various jurisdictions in which the Company operates.  Environmental legislation in many countries is evolving and the trend has been toward stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects and increasing responsibility for companies and their officers, directors and employees.  Compliance with environmental laws and regulations may require significant capital outlays on behalf of the Company and may cause material changes or delays in the Company’s intended activities.  There can be no assurance that future changes in environmental regulations will not adversely affect the Company’s business, and it is possible that future changes in these laws or regulations could have a significant adverse impact on some portion of the Company’s business, causing the Company to re-evaluate those activities at that time.  Mining involves various other types of risks and hazards, including: industrial accidents; metallurgical and other processing problems; unusual or unexpected rock formations; structural cave-ins or slides; flooding; fires; metals losses; and periodic interruptions due to inclement or hazardous weather conditions.  These risks could result in damage to, or destruction of, mineral properties, production facilities or other properties, personal injury, delays in mining, increased production costs, monetary losses and possible legal liability.  The Company may be subject to liability for clean-up work.

Commodity Price Fluctuations

The value and price of the Company’s common shares, the Company’s financial results, and exploration, development and mining activities of the Company, if any, may be significantly adversely affected by declines in the price of precious and base metals. Metal prices fluctuate widely and are affected by numerous factors beyond the Company’s control such as interest rates, exchange rates, inflation or deflation, global and regional supply and demand, global economic events, including sovereign debt concerns, and currency fluctuations. The Company cannot predict the aggregate effect of these factors on metal prices.

Risks Relating to the Global Economy

Market events and conditions, including disruptions in the international credit markets and other financial systems and the deterioration of global economic conditions, could impede the Company’s access to capital or increase the cost of capital. The Company is also exposed to liquidity risks in meeting its operating and capital expenditure requirements in instances where its cash position is unable to be maintained or appropriate financing is unavailable. These factors may impact the ability of the Company to obtain loans and other credit facilities in the future and, if obtained, on terms favourable to the Company. Increased market volatility may impact the Company’s operations which could adversely affect the price at which the Company is able to issue its securities and once the Company is publicly traded, the trading price of the Common Shares.

Dividends Unlikely

The Company has not declared or paid any dividends since the date of its incorporation and does not currently anticipate that dividends will be declared in the short or medium term. Earnings, if any, will be retained to finance further development of the Company’s business.

Community Relations

The Company’s relationship with the communities in which it operates are critical to ensure the future success of its existing operations and the construction and development of its projects.  There is an increasing level of public concern relating to the perceived effect of mining activities on the environment and on communities impacted by such activities.  Certain non-governmental organizations, some of which oppose globalization and resource development, are often vocal critics of the mining industry and its practices, including the use of cyanide and other hazardous substances in processing activities.  Adverse publicity generated by such non-governmental organizations or others related to extractive industries generally, or the Company’s operations specifically, could have an adverse effect on the Company’s reputation or financial condition and may impact its relationship with the communities in which it operates.  While the Company is committed to operating in a socially responsible manner, there is no guarantee that the Company’s efforts in this respect will mitigate this potential risk.

Security

Civil disturbances and criminal activities such as trespass, illegal mining, theft and vandalism can cause disruptions at certain the Company’s operations.  Affected sites have taken measures to protect their employees, property and production facilities from these risks.  The measures that have been implemented by the Company will not guarantee that such incidents will not continue to occur and such incidents may halt or delay production, increase operating costs, result in harm to employees or trespassers, decrease operational efficiency, increase community tensions or result in criminal and/or civil liability for the Company or its employees and/or financial damages or penalties.

The manner in which the Company’s personnel respond to civil disturbances and criminal activities can give rise to additional risks where those responses are not conducted in a manner that is consistent with international standards relating to the use of force and respect for human rights.  The Company has implemented a number of significant measures and safeguards which are intended to ensure that its personnel understand and uphold these standards.  The implementation of these measures will not guarantee that the Company’s personnel will uphold these standards in every instance.  The failure to conduct security operations in accordance with these standards can result in harm to employees or community members, increase community tensions, reputational harm to the Company and its partners or result in criminal and/or civil liability for the Company or its employees and/or financial damages or penalties.

Conflicts of Interest

The Company’s directors and officers may serve as directors and/or officers of other public and private companies and devote a portion of their time to manage other business interests. This may result in certain conflicts of interest. To the extent that such other companies may participate in ventures in which the Company is also participating, such directors and officers may have a conflict of interest in negotiating and reaching an agreement with respect to the extent of such company’s participation. However, applicable law requires the directors and officers to act honestly, in good faith, and in the best interests of the Company and its shareholders and in the case of directors, to refrain from participating in the relevant decision in certain circumstances.

INTEREST OF EXPERTS

The auditor of the Company is DeVisser Gray LLP, Chartered Accountants, of 401-905 West Pender Street, Vancouver, British Columbia, V6C 1L6. DeVisser Gray LLP, Chartered Accountants, is independent of the Company within the meaning of the Rules of Professional Conduct of the Institute of Chartered Accountants of British Columbia.

The disclosure with respect to the Cerro Jumil Property contained in this Prospectus is based on the PEA, which was prepared by Dean D. Turner, P.Geo., Thomas Dyer, P.E., Doug K. Maxwell, P.E., Charlie Khoury, P.E. and Ernest T. Shonts Jr., P.E., each of whom is a  “qualified person” and “independent” of the Company, in each case within the meaning of NI 43-101.  To the best knowledge of the Company, at the date of this Prospectus, none of the qualified persons referenced above holds registered or beneficial interest, direct or indirect, in any securities or other property of the Company or any of its associates or affiliates and no securities or other property of the Company or any of its associates or affiliates or is to be received by such persons.

The matters referred to under “Canadian Federal Income Tax Considerations”, “Eligibility for Investment” and certain other legal matters relating to this Offering will be passed upon by Blake, Cassels & Graydon, LLP, on the Company’s behalf. As at the date of this Prospectus, the partners and associates of Blake, Cassels & Graydon, LLP own, directly or indirectly, less than one percent of the outstanding securities of the Company or of any associate or affiliate of the Company.

STATUTORY RIGHTS OF WITHDRAWAL AND RESCISSION

Securities legislation in certain of the provinces of Canada provides purchasers with the right to withdraw from an agreement to purchase securities. This right may be exercised within two business days after receipt or deemed receipt of a prospectus and any amendment. In certain provinces of Canada, the securities legislation further provides a purchaser with remedies for rescission or damages if the Prospectus or any amendment contains a misrepresentation or is not delivered to the purchaser, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province for the particulars of these rights or consult with a legal advisor.

CONTRACTUAL RIGHT OF RESCISSION

The Company has granted each holder of a Special Warrant a contractual right of rescission of the prospectus-exempt transaction under which the Special Warrant was initially acquired. The contractual right of rescission provides that in the event that a holder of a Special Warrant who acquires Unit Shares or Warrants upon the exercise of the Special Warrant as provided for in this Prospectus is, or becomes, entitled under applicable securities legislation to the remedy of rescission because this Prospectus or an amendment to this Prospectus contains a misrepresentation,

(a)

the holder is entitled to rescission of both the exercise of its Special Warrants and the private placement transaction under which the Special Warrants were initially acquired;

(b)

the holder is entitled in connection with the rescission to a full refund of all consideration paid to the Company or the Agents, as the case may be, on the acquisition of the Special Warrants; and

(c)

if the holder is a permitted assignee of the interest of the original Special Warrant subscriber, the holder is entitled to exercise the rights of rescission and refund as if the holder was the original subscriber.

AUDITOR’S CONSENT

We have read the short form prospectus of Esperanza Resources Corp. (the “Company”) dated June 20, 2012 qualifying the distribution of up to 27,214,700 Units of the Company on exchange of 27,214,000 Special Warrants. We have complied with Canadian generally accepted standards for an auditor’s involvement with offering documents.

We consent to the incorporation by reference in the above-mentioned short form prospectus of our report to the shareholders of the Company on the consolidated statements of financial position of the Company as at December 31, 2011, December 31, 2010 and January 1, 2010 and the consolidated statements of comprehensive loss, cash flows and changes in equity for the years ended December 31, 2011 and December 31, 2010. Our report is dated April 15, 2012.

(Signed) “DeVisser Gray LLP”

Chartered Accountants

June 20, 2012

Vancouver, Canada

CERTIFICATE OF THE COMPANY

Dated: June 20, 2012

This short form prospectus, together with the documents incorporated by reference, constitutes full, true and plain disclosure of all material facts relating to the securities offered by this prospectus as required by the securities legislation of each of the provinces of Canada, except Quebec.

(Signed) “Gregory D. Smith” President & Chief Executive Officer	(Signed) “David L. Miles” Chief Financial Officer

On behalf of the Board of Directors

(Signed) “Brian Bayley” Director	(Signed) “Marcel de Groot” Director

CERTIFICATE OF THE AGENTS

Dated: June 20, 2012

To the best of our knowledge, information and belief, this short form prospectus, together with the documents incorporated by reference, constitutes full, true and plain disclosure of all material facts relating to the securities offered by this short form prospectus as required by the securities legislation of each of the provinces of Canada, except Quebec.

CORMARK SECURITIES INC. (Signed) “Jeff Kennedy”	NATIONAL BANK FINANCIAL INC. (Signed) “Daniel Wilton”

CANACCORD GENUITY CORP. (Signed) “Ali Pejman”	STONECAP SECURITIES INC. (Signed) “Rick Vernon”